Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO

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Supplemental Questions & Answers

The following questions and answers are provided for your convenience and briefly address some commonly asked questions about (i) our proposed merger, initial public offering and special dividend, (ii) our plan to reschedule our September limited market trade and (iii) the effect of these proposed transactions on our employee benefit and retirement plans. In this Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we sometimes refer to the common stock of Science Applications International Corporation as “Old SAIC common stock,” and when the distinction is important, “class A common stock” and “class B common stock.” We also sometimes refer to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.”

Updated November 21, 2005

On September 1, 2005, September 23, 2005, October 14, 2005, and November 15, 2005, we provided Supplemental Q&A that briefly addressed some commonly asked questions about (i) our proposed merger, initial public offering (IPO) and special dividend, (ii) our plan to reschedule our September limited market trade and (iii) the effect of these proposed transactions on our employee benefit and retirement plans.

The Fifth Supplemental Q&A filed November 21, 2005, provides additional questions and answers related to the special meeting of stockholders of SAIC on December 16, 2005 and related matters.

Additional Supplemental Q&A (Questions 185 to 202) are now available.

An alternate Questions and Answers Sorted by Topic index to all of the Q&As which appear in the Supplemental Q&A filed with the SEC is also available, which organizes the questions and answers by the topics most frequently asked and accessed by employees.

View Questions and Answers Sorted by Topic

Merger, Initial Public Offering and Special Dividend

Overview of the Transactions

•       Q1. What transactions do we intend to complete? Updated 14 Oct 2005

•       Q2. Why are we pursuing these transactions?

•       Q3. Why are we pursuing these transactions now?

•       Q4. Did we consider any other options besides the IPO?

•       Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

•       Q6. How will the merger and the IPO affect our corporate structure?

•       Q7. Will our new corporate structure affect the way we conduct business?

•       Q8. How long will it take to complete the proposed transactions?

•       Q9. Will New SAIC essentially be the same company after we have outside investors? Updated 15 Nov 2005

•       Q10. Will our relationships with customers, suppliers and employees change?

•       Q11. Will our executive officers or the members of our board of directors change as a result of these transactions? Updated 15 Nov 2005

•       Q12. Does management still think employee ownership is important?

The Merger

•       Q13. What does the merger entail and why are we merging with one of our subsidiaries?

•       Q14. What will I be entitled to receive in the merger? Updated 15 Nov 2005

•       Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

•       Q16. Why are there two classes of Old SAIC common stock and why do the holders of class B common stock receive more shares than the holders of the class A common stock?

•       Q17. What are the tax consequences of the merger? Updated 15 Nov 2005

•	Q18. Do I have appraisal rights?

•	Q19. What happens if the stockholders do not adopt the merger agreement?

•	Q20. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

The Initial Public Offering

•	Q21. What is an IPO?

•	Q22. How and when will we complete our IPO?

•	Q23. How will the IPO price be determined? Updated 15 Nov 2005

•	Q24. Where will the new common stock be traded?

•	Q25. How much stock are we selling to the public?

•	Q26. How was the size of the IPO determined?

•	Q27. What are the risks to my investment associated with the IPO?

•	Q28. Who do we expect will buy shares in the IPO?

•	Q29. Will there be a “friends and family” program under which I can buy shares in the IPO?

•	Q30. What will we do with the proceeds from the IPO? Updated 15 Nov 2005

The Special Dividend

•	Q31. What is a dividend?

•	Q32. Why do we plan to pay a special dividend? Updated 14 Oct 2005

•	Q33. What is the amount of the special dividend? Updated 15 Nov 2005

•	Q34. How will the amount of the dividend be determined?

•	Q35. When will the special dividend be paid? Updated 14 Oct 2005

•	Q36. What are the tax consequences of the special dividend? Updated 15 Nov 2005

•	Q37. What will our dividend policy be after the IPO? Updated 14 Oct 2005

The New Class A Preferred Stock

•	Q38. What are the differences between the new class A preferred stock and the new common stock?

•	Q39. Why do the public investors receive a different class of stock than our existing stockholders?

•	Q40. What must I do to get my new class A preferred stock? Updated 15 Nov 2005

•	Q41. What will happen to our right of first refusal and right to repurchase your stock?

•	Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

•	Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

Transfer Restrictions

•	Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

•	Q45. Who is a “permitted transferee”?

•	Q46. Why will the sale of my stock be restricted?

•	Q47. What additional transfer restrictions apply to our directors and executive officers?

•	Q48. Will I be permitted to enter into a hedging transaction to avoid the risk of my new class A preferred stock?

Stock Transactions

•	Q49. Can I buy or sell shares in the limited market before the completion of the IPO? Updated 15 Nov 2005

•	Q50. Will Bull, Inc. continue to maintain a limited market after the IPO?

•	Q51. After the IPO, how can I sell my shares of new class A preferred stock? What will be the price?

•	Q52. Will I be able to buy more shares in the public market?

New SAIC’s Charter Documents

•	Q53. How will New SAIC’s restated certificate of incorporation be different from our current certificate of incorporation?

•	Q54. How will New SAIC’s restated bylaws be different from our current bylaws?

Rescheduling of Limited Market Trade

•	Q55. When will the next limited market trade take place? Did we change any of our normal stock trade procedures?

•	Q56. When will the next retirement plans transactions take place? Did we change any of our normal procedures for retirement plans transactions?

•	Q57. Will we conduct a limited market trade in December? Do we plan to conduct any more limited market trades before the IPO?

•	Q58. Why did we decide to delay the limited market trade scheduled for September?

•	Q59. Why do we plan to cancel the limited market trade scheduled for December?

•	Q60. I planned to use funds from selling stock in the September limited market trade for an extraordinary financial commitment. What should I do if I can’t wait until the October limited market trade for the funds?

•	Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?

•	Q62. When was the deadline for requesting authorization to purchase more than $20,000 in the October limited market trade?

Employee Benefits

Overview of Employee Benefits

•	Q63. Will the merger or the IPO impact vesting schedules for my outstanding stock and options?

•	Q64. Will the special dividend be paid on unvested shares? Updated 14 Oct 2005

•	Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

•	Q66. Will we continue to grant options under the 1999 Stock Incentive Plan? Updated 15 Nov 2005

•	Q67. Will we continue to offer matching option programs after the merger and the IPO?

•	Q68. Can our retirement plans buy or sell stock before the IPO?

•	Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?

•	Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?

•	Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights? Updated 15 Nov 2005

Valuation and Stock Pricing

•	Q72. When and how will we determine the price for the class A common stock for the October limited market trade?

•	Q73. When and how will we determine the price for the class A common stock for pre-IPO transactions with SAIC retirement plans in December?

•	Q74. After the IPO, how will we determine the price for the new class A preferred stock?

The Special Dividend

•	Q75. How will the special dividend affect the value of my stock?

•	Q76. How will the special dividend affect my outstanding stock options? How will the merger affect my outstanding stock options? Updated 14 Oct 2005

•	Q77. What will happen to my unexercised stock options if my employment or affiliation terminates?

•	Q78. Will the merger or the IPO change how I exercise my stock options?

•	Q79. How will I know the stock price of the class A common stock if I decide to exercise my options before the merger and the IPO?

•	Q80. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my existing stock options after the merger and the IPO? Updated 15 Nov 2005

•	Q81. Will the transfer restrictions prevent SAIC from continuing its Financial Hardship Policy?

•	Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?

Employee Stock Purchase Plan (ESPP)

•	Q83. How will the merger and the IPO impact the 2004 ESPP?

•	Q84. What will happen to funds accumulated in the 2004 ESPP after the last purchase under the plan? Updated 15 Nov 2005

•	Q85. What will be the purchase price at which shares are purchased under the 2006 ESPP? Updated 15 Nov 2005

The Employee Stock Retirement Plan (ESRP)

•	Q86. Will we continue to make annual contributions to the ESRP after the merger and the IPO?

•	Q87. How will the special dividend be treated under the Employee Stock Retirement Plan (ESRP)? Updated 15 Nov 2005

•	Q88. Will transfer restrictions on the new class A preferred stock prohibit me from diversifying my ESRP account after the merger and the IPO? Updated 15 Nov 2005

•	Q89. When can you diversify non-exchangeable stock in the ESRP? As a result of the merger and the IPO, are we considering any changes to our policies concerning the exchangeability of SAIC stock held in the Non-Exchangeable Company Stock Fund?

•	Q90. Can I still take an in-kind distribution from the ESRP after the IPO? Will the distribution be in new class A preferred stock? Updated 15 Nov 2005

•	Q91. If I have taken a distribution of shares from the ESRP prior to the IPO and those shares are eligible for the “put” right under the ESRP (i.e., the right to require us to repurchase those shares), will we repurchase these shares? Updated 15 Nov 2005

•	Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?

The SAIC 401(k) Plan

•	Q93. Will we continue matching and profit sharing contributions to the SAIC 401(k) plan?

•	Q94. How will the SAIC 401(k) plan treat the special dividend? Updated 15 Nov 2005

•	Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO? Updated 15 Nov 2005

•	Q96. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

•	Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

The AMSEC 401(k) Plan

•	Q98. Will AMSEC continue matching contributions to the AMSEC 401(k) plan after the merger and the IPO?

•	Q99. How will the AMSEC 401(k) plan treat the special dividend? Updated 14 Oct 2005

•	Q100. Will the transfer restrictions on the new class A preferred stock prohibit me from exchanging funds in my AMSEC 401(k) Exchangeable Company Stock Fund after the IPO? Updated 15 Nov 2005

•	Q101. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

•	Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

The Telcordia 401(k) Plan

•	Q103. How will the special dividend impact the Telcordia 401(k) plan?

The Non-Qualified Stock Deferral Programs

•	Q104. How will the special dividend impact the stock deferral plans? Updated 15 Nov 2005

Pending Repurchase Transactions

•	Q105. If my affiliation with SAIC terminated earlier this year, and you’ve repurchased some but not all of my shares, will you repurchase my remaining shares?

•	Q106. If my affiliation with SAIC has terminated or is terminating, how will I know if you will repurchase my stock?

Administration Matters

•	Q107. Will SAIC continue to act as its own transfer agent?

•	Q108. Should I convert my certificate-bearing account to book-entry form before the merger and the IPO?

•	Q109. Will I need to open an account at a new brokerage firm after the merger and the IPO?

•	Q110. Will I need to pay a commission for stock transactions after the merger and the IPO?

•	Q111. Will I still have an opportunity to transfer my shares of class A or class B common stock as part of my charitable giving and estate planning prior to the merger and the IPO?

•	Q112. How will the merger and the IPO affect me if I previously pledged my shares of class A or class B common stock to collateralize a loan?

•	Q113. What happens if you have an outstanding loan under our stock purchase loan program?

•	Q114. How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?

•	Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?

•	Q116. Will there be anyone at SAIC who is available to talk to me or my financial advisor about how the merger and the IPO will impact my existing stock and option holdings?

•	Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?

•	Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO?

•	Q119. Will we make commemorative stock certificates available to our stockholders before or after the IPO?

Additional Supplemental Q&A Added 23 Sep 2005

Buying stock before the proposed IPO

•	Q120. How can SAIC employees buy stock before the proposed IPO?

•	Q121. Will our employees, senior executives or directors be given an opportunity to buy more of our stock in the IPO?

•	Q122. What do I need to do to purchase stock in the October limited market trade?

•	Q123. Why didn’t the company extend the deadline for requests to purchase more than $20,000 of stock in the October limited market trade?

•	Q124. Will any employees, senior executives or directors who knew of the proposed IPO be permitted to purchase more than $20,000 of stock in the limited market trade rescheduled for October?

•	Q125. What is the First Time Buyers Program? Will this program still be available for the October limited market trade?

•	Q126. What is the 2004 ESPP? Will this program continue to be available until the proposed IPO?

The Special Dividend

•	Q127. What is the purpose of the special dividend? Updated 14 Oct 2005

•	Q128. What impact will the special dividend have on the offering price of the new common stock we intend to sell in the proposed IPO?

•	Q129. What will be the record date for determining shares upon which the special dividend will be paid?

•	Q130. Why can’t I elect to receive stock rather than cash as part of the special dividend? Could I receive a stock dividend on a tax-deferred basis? Updated 14 Oct 2005

•	Q131. Did we consider paying off some or all of our long-term debt rather than paying the special dividend?

•	Q132. Which securities are entitled to receive dividends and which securities are not?

•	Q133. When will we receive the IRS guidance referenced in Questions 87 and 94 of the Supplemental Q&A? When will we know whether we will receive cash proceeds from the special dividend paid with respect to Old SAIC common stock held in the ESRP and the SAIC 401(k) plan? Updated 15 Nov 2005

•	Q134. How will the special dividend be paid on stock held in “rabbi trusts”? Updated 15 Nov 2005

Stock Options

•	Q135. Will I lose the benefit of the special dividend if I don’t exercise my stock options before the record date for the special dividend?

•	Q136. Will the merger or the IPO impact the vesting schedule or expiration date of my outstanding stock options? Will I lose them if I don’t exercise them before the merger or the IPO?

•	Q137. Is there an early deadline this year for transfers specifically required to facilitate stock-for-stock option exercises?

•	Q138. Will the merger or the IPO affect when I may exercise my outstanding stock options?

•	Q139. Will the merger or the IPO affect the process I use to exercise stock options?

•	Q140. After the merger and the IPO, can I use stock to pay the exercise price and tax withholding when I exercise stock options?

•	Q141. After the merger and the IPO, will the transfer restrictions on the new class A preferred stock impact my ability to use stock to exercise my stock options and to pay withholding taxes on any gains?

•	Q142. Will the merger or the IPO impact the six-month holding period for stock acquired upon exercise of stock options and used to pay the exercise price for other stock options?

•	Q143. What class of stock will I receive if I exercise my stock options after the merger? Updated 15 Nov 2005

Tax Consequences of the Proposed Transactions

•	Q144. What are the anticipated tax consequences of the merger and the IPO for foreign stockholders?

•	Q145. How will the merger and the IPO impact the tax basis of my stock?

•	Q146. How will the merger and the IPO impact the holding period for calculating long-term vs. short-term gains and losses?

•	Q147. How will the special dividend be taxed? Updated 15 Nov 2005

•	Q148. At what rate will the special dividend be taxed? Are there holding period requirements to receive favorable dividend tax treatment? Updated 15 Nov 2005

•	Q149. Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts?

•	Q150. Can I make a “section 83(b) election” now to minimize taxes on dividends paid on unvested stock?

•	Q151. Will the proposed IPO impact how gains upon exercise of stock options are taxed?

SAIC Stock Funds

•	Q152. What are the SAIC stock funds?

•	Q153. What is the difference between units in the SAIC stock funds and shares of SAIC stock?

•	Q154. How do I determine the number of shares I hold through my accounts in the SAIC retirement plans?

•	Q155. Can I vote the shares held in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund, or does the trustee vote the shares?

•	Q156. After the merger and the IPO, will the stock held in the ESRP, the SAIC 401(k) plan and the AMSEC 401(k) plan be subject to transfer restrictions? If so, how will SAIC facilitate exchanges and diversification transactions? Updated 15 Nov 2005

•	Q157. Will SAIC reconsider allowing ESRP and 401(k) plan participants to exchange out of the Non-Exchangeable Company Stock Fund?

•	Q158. What are the scheduled dates for private transactions between SAIC and our retirement plans during 2006? Updated 15 Nov 2005

•	Q159. What are the rules regarding how much I can accumulate in the SAIC stock funds within the SAIC 401(k) plan?

•	Q160. What are the rules regarding how much I can accumulate in the SAIC stock funds within the AMSEC 401(k) plan?

•	Q161. What are the rules regarding how much I can contribute to the SAIC stock funds when rolling funds over from another qualified retirement plan into the SAIC 401(k) plan?

•	Q162. What are the rules regarding how much I can contribute to the SAIC stock funds when rolling funds over from another qualified retirement plan into the AMSEC 401(k) plan?

•	Q163. When is the last day before the merger and the IPO to roll over money into the SAIC Exchangeable Stock Fund within the retirement plans?

Stock Programs and Awards

•	Q164. Is there an early deadline this year for transfers to family members and trusts for estate planning purposes?

•	Q165. How often will participants be able to buy stock through the proposed 2006 ESPP? Updated 15 Nov 2005

•	Q166. Will SAIC provide an adjusted stock history report to help me track the tax basis in my shares?

•	Q167. What do I need to do to sell my shares through a broker after the merger and the IPO?

•	Q168. Will SAIC establish arrangements with any particular brokerage firms?

•	Q169. If we do not complete the merger and the IPO, will we establish additional limited market trades? If so, when?

•	Q170. Will stock options be transferable after the merger and the IPO?

•	Q171. If I withdraw from the 2004 ESPP, will I be able to re-enroll in the proposed 2006 ESPP?

•	Q172. After the merger and the IPO, will stock awards granted to employees be for new common stock with one vote per share or new class A preferred stock with 10 votes per share?

•	Q173. After the merger and the IPO, will options granted to employees be options to purchase new common stock with one vote per share or options to purchase new class A preferred stock with 10 votes per share? Updated 15 Nov 2005

Employee Ownership and Voting Control

•	Q174. As our existing stockholders sell their shares in the public market following the merger and the IPO, won’t employee ownership of New SAIC decrease? Updated 15 Nov 2005

•	Q175. Will the Certified Employee Owner (C.E.O.) program continue after the IPO?

Other Questions

•	Q176. Do the “quiet period” restrictions prevent me from discussing the proposed merger and IPO with my financial advisor?

Additional Supplemental Q&A Added 14 Oct 2005

•	Q177. Why did the Company file Amendments to the Form S-1 and Form S-4 Registration Statements?

•	Q178. In the Amendment to the S-4 filed with the SEC on October 14, 2005, the company says that the special dividend will be declared and paid by Old SAIC on shares of Old SAIC common stock. The S-4 filed with the SEC on September 1, 2005 stated the special dividend would be declared and paid by New SAIC on new class A preferred stock. How will this change impact holders of class A common stock and class B common stock?

Additional Supplemental Q&A Added 15 Nov 2005

•	Q179. Why will options granted under the 2006 Equity Incentive Plan be for the purchase of new common stock rather than for new class A preferred stock?

•	Q180. Will these proposed IRS tax regulations impact options that have already been granted?

•	Q181. Is it possible that changes will be made to these proposed IRS tax regulations prior to their becoming final?

•	Q182. Where can I find information regarding the special rules that apply to in-kind distributions from the Employee Stock Retirement Plan?

•	Q183. If I want to take an in-kind distribution from the ESRP before December 31, 2005 or before the dividend record date and IPO, when do I need to submit my request?

•	Q184. When will I find out if I need to transfer my shares to a new broker and how I will interact with the new plan administrator for transactions such as option exercises?

Additional Supplemental Q&A Added 21 Nov 2005

Special Stockholders Meeting and related matters

•	Q185. When and where will the special stockholders meeting be held?

•	Q186. If I’m not in McLean, can I still watch the meeting live?

•	Q187. What is the purpose of the special stockholders meeting?

•	Q188. Who is entitled to vote at the special meeting?

•	Q189. Who can attend the special meeting?

•	Q190. How does the board recommend that I vote?

•	Q191. How do I vote my proxy?

•	Q192. Can I revoke my proxy and change my vote?

•	Q193. How are the shares held by the SAIC Retirement Plans voted?

•	Q194. How are the shares held by the SAIC Stock Deferral Plans voted?

•	Q195. What votes are required to approve the proposals?

•	Q196. What makes up a quorum that is necessary to conduct business at the special meeting? How are abstentions counted?

•	Q197. Is my vote confidential?

•	Q198. Who will count the votes?

•	Q199. If the merger is approved, when will it be effective?

•	Q200. If the 2006 Equity Incentive Plan is approved, when would it go into effect?

•	Q201. If the 2006 ESPP is approved, when would it go into effect? How would this impact the 2004 ESPP?

•	Q202. What are some of the significant changes to the proposed merger, IPO and related transactions since SAIC, Inc. and Science Applications International Corporation made their initial filings with the Securities and Exchange Commission (SEC) on September 1, 2005?

Merger, Initial Public Offering and Special Dividend

Overview of the Transactions

Q1. What transactions do we intend to complete? Updated 14 Oct 2005

A. We intend to complete the following transactions:

•	a merger pursuant to which Old SAIC will become a wholly-owned subsidiary of New SAIC, and each share of outstanding class A common stock will be converted into the right to receive two shares of class A preferred stock of New SAIC and each share of outstanding class B common stock will be converted into the right to receive 40 shares of class A preferred stock of New SAIC

•	an initial public offering, or IPO, of new common stock of New SAIC through which we will raise cash from outside investors

•	special dividend which we will pay to our current stockholders

Q2. Why are we pursuing these transactions?

A. We are pursuing these transactions because, after a review of our options, we have determined that an IPO will best address our long-term objectives. The merger is a necessary step for us to take in order to effect our IPO. The IPO will provide us with greater financial flexibility to grow our business. We also believe these transactions enable us to implement our vision and long-term strategy while preserving our core values, and focus on providing an environment where our employees’ entrepreneurial spirit can flourish. Specifically, we believe the IPO option makes the most sense because it will:

•	Enable us to use our cash and cash flows generated from operations to fund organic growth and growth through acquisitions. Creating a public market for our common stock eliminates the need to use our cash to balance our stock system. Over the past five years, we have used more than $2.5 billion of cash to repurchase our shares in the stock system and have maintained excess cash to address the ongoing stock system imbalance. We expect that a significant stock system imbalance would have continued for the foreseeable future without the IPO.

•	Provide us with the ability to use our publicly-traded common stock to pursue stock-based acquisitions that otherwise might not be available to us. We intend to continue our disciplined approach to internal investments and acquisitions that support our strategic growth plans.

Our board of directors has carefully studied this question and unanimously believes that creating a publicly traded stock is in the best interests of SAIC and our stockholders and employees.

Q3. Why are we pursuing these transactions now?

A. Our senior management and board of directors have determined that our stockholders will be best served by conducting an IPO while the business environment is favorable and our business operations and our balance sheet are strong. If the imbalance in our stock system were to continue, we might be unable to make the necessary investments to support our organic growth and growth through acquisitions.

Q4. Did we consider any other options besides the IPO?

A. Yes. As we outlined in a letter to employees dated June 6, 2005, our senior management and board of directors reviewed various alternatives that would enable us to preserve our culture, implement our vision and long-term strategy and address the stock system imbalance. After reviewing our options-including seeking private equity capital, issuing additional long-term debt and various means for increasing employee purchases of our common stock-we have determined that an IPO will best address our needs.

Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

A. We informed our employees and stockholders in June 2005 that our board of directors was conducting a review of strategic alternatives, including a possible IPO, that would best position us for long-term success. Once our board of directors authorized management to pursue the IPO, the federal securities laws restricted us from providing information about the proposed merger and IPO until the required filings could be made with the SEC-the so-called “quiet period.”

Q6. How will the merger and the IPO affect our corporate structure?

A. Old SAIC will become a wholly-owned subsidiary of New SAIC, a newly formed company that is named “SAIC, Inc.” The stockholders of Old SAIC and the investors purchasing stock in the IPO will become the stockholders of New SAIC.

Q7. Will our new corporate structure affect the way we conduct business?

A. The merger and the new corporate structure are necessary for us to complete our IPO. They will not affect our day-to-day business operations, the way we conduct business with our customers or the way we interact with our employees.

Q8. How long will it take to complete the proposed transactions?

A. It is difficult to predict, but it depends to a great extent on the SEC’s review of this and other documents related to the merger and the IPO. Typically in transactions of this type, the SEC will review the filings made by the company and make comments before the proxy statement/prospectus for the special meeting of stockholders and the prospectus for the IPO can be finalized. We hope to hold the special meeting of stockholders toward the end of this calendar year and to complete the IPO early next calendar year.

Q9. Will New SAIC essentially be the same company after we have outside investors? Updated 15 Nov 2005

A. We believe that much of our success can be attributed to our culture of employee ownership and the entrepreneurial spirit and commitment to growing our business it inspires in our employee owners. We do not believe the IPO will change those important aspects of our culture. We expect to sell in the IPO a number of shares that will be sufficient to create a public trading market in our new common stock with satisfactory liquidity. After the IPO, New SAIC will remain predominantly owned by the existing stockholders. Immediately after the IPO, new class A preferred stock will constitute from 80% to 90% of our outstanding capital stock and substantially all of our voting power. In addition, we will be issuing additional shares of new class A preferred stock or new common stock in the future to our employees, directors and consultants pursuant to our benefit plans.

Q10. Will our relationships with customers, suppliers and employees change?

A. No. A key to our success will continue to be the strong relationships that we maintain with each of these groups and we do not anticipate any changes to these relationships.

Q11. Will our executive officers or the members of our board of directors change as a result of these transactions? Updated 15 Nov 2005

A. No. We do not anticipate any changes to our executive officers or board of directors as a result of these transactions.

Q12. Does management still think employee ownership is important?

A. Yes. We believe that stock ownership and our employee ownership culture motivate our employees to strive for our continued success and provide a mechanism for sharing the potential rewards. Following the IPO, we intend to continue providing opportunities to our employees to own our shares through bonuses in stock, stock options, stock contributions to our employee benefit plans and participation in employee stock plans. We also expect to continue our internal stock ownership guidelines.

The Merger

Q13. What does the merger entail and why are we merging with one of our subsidiaries?

A. In the merger, a wholly-owned subsidiary of New SAIC will merge with and into Old SAIC, and Old SAIC will become a wholly-owned subsidiary of New SAIC. New SAIC’s restated certificate of incorporation will provide us with the capital structure we need to proceed with an IPO. Our board of directors concluded that the merger is the preferred method of achieving this structure.

Q14. What will I be entitled to receive in the merger? Updated 15 Nov 2005

A. In the merger, each share of outstanding class A common stock will be converted into the right to receive two shares of new class A preferred stock and each share of outstanding class B common stock will be converted into the right to receive 40 shares of new class A preferred stock. Of the shares of new class A preferred stock you receive in the merger:

•	10 percent will be designated series A-1 preferred stock

•	30 percent will be designated series A-2 preferred stock

•	30 percent will be designated series A-3 preferred stock

•	30 percent will be designated series A-4 preferred stock

Any fractional share interests will be aggregated and allocated to a series of class A preferred stock. For example, a stockholder holding 1,000 shares of class A common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

•	200 shares of series A-1 preferred stock

•	600 shares of series A-2 preferred stock

•	600 shares of series A-3 preferred stock

•	600 shares of series A-4 preferred stock

A stockholder holding 1,000 shares of class B common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

•	4,000 shares of series A-1 preferred stock

•	12,000 shares of series A-2 preferred stock

•	12,000 shares of series A-3 preferred stock

•	12,000 shares of series A-4 preferred stock

While the conversion will be on a per share basis, the allocation of the new class A preferred stock among the four series will be completed on an account-by-account basis. For example, if shares of Old SAIC common stock are held both individually and in a revocable trust, the new class A preferred stock will be allocated among the four series separately for each account. Moreover, all shares of new class A preferred stock that are issued to a single account will be aggregated and allocated among the four series, even if the shares of Old SAIC common stock that were held in that account were acquired at different times or in a different manner (e.g. an option exercise).

Except for the transfer restrictions that we describe below, each share of new class A preferred stock will be identical.

Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

A. We established a two-for-one exchange ratio in the merger, which has the effect of implementing a two-for-one stock split. The purpose is to increase the number of shares of our capital stock outstanding prior to the IPO, which will decrease the per share value of our capital stock. The aggregate value of your shares will not be affected by the merger, although the value will fluctuate after the IPO. We believe that offering more shares of new common stock at a lower per share price will allow for an initial offering price of the new common stock within a range that is customary in today’s IPO marketplace and therefore will enhance the underwriters’ ability to market the shares to retail investors.

Q16. Why are there two classes of Old SAIC common stock and why do the holders of class B common stock receive more shares than the holders of the class A common stock?

A. The holders of class B common stock are entitled to receive 20 times the number of shares to be received by the holders of class A common stock because, while the class A common stock was split 5 for 1 in 1987 and split again 4 for 1 in 1999, resulting in an overall 20 for 1 split, the class B common stock has not been split since it was initially issued. If the class B common stock had been split in 1987 and 1999 along with the class A common stock, there would be no difference in the number of shares which the holders of each of these classes would receive.

Q17. What are the tax consequences of the merger? Updated 15 Nov 2005

A. The exchange of your class A and class B common stock for new class A preferred stock pursuant to the merger is not expected to be a taxable transaction for you for federal income tax purposes. It is conceivable that the Internal Revenue Service would seek to have the special dividend and the merger treated as part of a single integrated transaction for federal income tax purposes in which you are exchanging your Old SAIC shares for a combination of cash and the new class A preferred stock rather than giving the dividend independent significance. If the Internal Revenue Service asserts this position and if this position is ultimately sustained, any gain you realize on the exchange would be taxable to the extent of the amount of the cash received as a special dividend. For this purpose, the gain you realize would be equal to the value of the Old SAIC stock at the time of the merger over your basis in that stock. The taxable gain recognized would be long-term capital gain, if you held the Old SAIC stock for more than one year at the time of the merger, and short-term capital gain, if your holding period was one year or less. To the extent the cash received is in excess of the gain you realize in the transaction, the remaining cash would be treated as a non-taxable return of your investment in the Old SAIC stock (to the extent thereof) and would reduce your basis in the new class A preferred stock received in the merger. If the special dividend is treated as additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes.

Q18. Do I have appraisal rights?

A. Appraisal rights entitle, under certain circumstances, stockholders of Delaware corporations to receive a cash payment equal to the fair value of their shares as determined by the Delaware Court of Chancery. Record holders of Old SAIC class A common stock do not have appraisal rights in connection with the merger. Record holders of class B common stock who do not vote in favor of the merger proposal but otherwise do comply with the requirements and procedures of Section 262 of the General Corporation Law of the State of Delaware, or DGCL, have appraisal rights.

Q19. What happens if the stockholders do not adopt the merger agreement?

A. If stockholder approval for the merger is not obtained, the merger and the IPO will not occur, and the special dividend will not be paid. If we are unable to complete the IPO, we will need to reassess how to satisfy the needs of our stock system and yet achieve our long-term strategic objectives. We may not be able to balance the stock system indefinitely.

Q20. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

A. Yes. If prior to completion of the merger our board of directors decides that it is not in the best interests of the stockholders to proceed, the board can terminate the merger agreement and not proceed with the IPO and special dividend.

The Initial Public Offering

Q21. What is an IPO?

A. An IPO, or initial public offering, is the first sale of stock by a company to the public in a transaction registered with the SEC.

Q22. How and when will we complete our IPO?

A. As soon as our board of directors deems advisable after the merger agreement is approved and adopted by our stockholders and our registration statement is declared effective by the SEC, we will complete the merger and then sell shares of New SAIC common stock to the public in an IPO. If the merger agreement is not approved and adopted, the IPO will not occur and we will not pay the special dividend, which will be specifically conditioned upon completion of the IPO.

Q23. How will the IPO price be determined? Updated 15 Nov 2005

A. The price of the new common stock in the IPO will be negotiated with the representatives of the underwriters, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. Among the factors considered in determining the IPO price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. Thereafter, the new common stock will trade at prices that depend on a number of factors. Our stock price may fluctuate based on these and other factors. The price of the new common stock in the IPO will be negotiated with the underwriters and the market price at which our new common stock will trade following the IPO will be determined by market forces. The underwriters and public investors who trade in the new common stock may give different weight to factors or valuation methodologies or consider new factors or valuation methodologies than those relied upon in determining the historical price of Old SAIC common stock. Therefore, the price negotiated with the representatives of the underwriters and the market price at which our new common stock will trade following the IPO may be higher or lower than the historical prices of Old SAIC common stock.

Q24. Where will the new common stock be traded?

A. We intend to apply for listing of the new common stock on the New York Stock Exchange under the symbol “SAI.”

Q25. How much stock are we selling to the public?

A. In the IPO, we expect to sell a number of shares that will be sufficient to create a public trading market in our new common stock with satisfactory liquidity. After the IPO:

•	new class A preferred stock will constitute from 80% to 90% of our total outstanding capital stock and substantially all of our voting power

•	new common stock will constitute from 10% to 20% of our total outstanding capital stock

As a result, voting control of New SAIC will remain in the hands of current stockholders after we complete the merger and the IPO.

Q26. How was the size of the IPO determined?

A. The size of the IPO, which was established by our board of directors and senior management in close coordination with our financial advisors, was determined based on the number of shares needed to create a public trading market in our stock with satisfactory liquidity.

Q27. What are the risks to my investment associated with the IPO?

A. The price of our new common stock will be subject to the fluctuations in the stock market. Initially, there also will be restrictions on your ability to sell or transfer your new class A preferred stock that you are entitled to receive in the merger. In addition, your investment will continue to be subject to many of the same risks to which it is currently subject.

Q28. Who do we expect will buy shares in the IPO?

A. We expect that retail and institutional investors, such as insurance companies, mutual funds and other financial institutions, who believe in our strategy, management and industry prospects will buy shares of our new common stock in the IPO.

Q29. Will there be a “friends and family” program under which I can buy shares in the IPO?

A. No. It is not logistically practicable to offer a “friends and family” directed share program to all of our employees. We also believe that it would not be fair to offer such a program only to a select group of employees or executives. As a result, we will not be offering a “friends and family” program.

Q30. What will we do with the proceeds from the IPO? Updated 15 Nov 2005

A. The proceeds of the IPO will be held by New SAIC and will be included in our consolidated cash balances, which are used for general corporate purposes, including working capital, capital spending and possible investments and acquisitions. However, the board of directors of Old SAIC intends to declare a special dividend that will be paid to the holders of Old SAIC common stock as of the record date set by the board of directors. The special dividend could exceed the net proceeds from the IPO, assuming the underwriters do not elect to exercise their over-allotment option, by up to approximately $250 million.

The Special Dividend

Q31. What is a dividend?

A. Typically, a dividend is the distribution of cash, stock or other assets to a company’s stockholders.

Q32. Why do we plan to pay a special dividend? Updated 14 Oct 2005

A. Given our current strong cash position, we believe the special dividend is an efficient and fair way to return to our stockholders excess cash that no longer will be needed to repurchase stock in the limited market or to otherwise provide liquidity to our stockholders after the IPO.

Q33. What is the amount of the special dividend? Updated 15 Nov 2005

A. The dividend is expected to range from approximately $8 to $10 per share of Old SAIC class A common stock and from approximately $160 to $200 per share of Old SAIC class B common stock.

Q34. How will the amount of the dividend be determined?

A. The amount of the special dividend will be determined by the board of directors, in consultation with our advisors, in order to distribute a significant amount of cash to our stockholders and yet retain sufficient capital to meet our future strategic needs.

Q35. When will the special dividend be paid? Updated 14 Oct 2005

A. The board of directors of Old SAIC intends to declare a special dividend that will be paid to the holders of Old SAIC common stock as of the record date set by the board of directors. Payment will be conditioned upon completion of the IPO, and it is anticipated that the dividend will be paid within 25 days after the IPO.

Q36. What are the tax consequences of the special dividend? Updated 15 Nov 2005

A. The special dividend should constitute a taxable dividend for federal income tax purposes to the extent it is paid from current or accumulated earnings and profits, as determined under federal income principles. Any dividends in excess of earnings and profits may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your Old SAIC common stock. However, if the special dividend is treated as additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes. (Please see Question 147 and Question 148 of the Supplemental Q&A.).

Q37. What will our dividend policy be after the IPO? Updated 14 Oct 2005

A. Old SAIC has never declared or paid dividends on its capital stock. Old SAIC intends to pay to holders of Old SAIC common stock a special dividend after the completion of the IPO. New SAIC does not expect to pay any dividends on our capital stock in the foreseeable future and we currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on earnings, financial condition, operating results, capital requirements, applicable contractual restrictions and other factors our board of directors deems relevant.

The New Class A Preferred Stock

Q38. What are the differences between the new class A preferred stock and the new common stock?

A. The terms of the new class A preferred stock and the new common stock will be the same, except that holders of the new class A preferred stock will be subject to certain transfer restrictions set forth below, will be entitled to convert their shares into new common stock after the expiration of the restriction periods and will be entitled to 10 votes per share, while the holders of the new common stock will have freely tradable stock and be entitled to one vote per share. The new class A preferred stock has no other preferences.

Q39. Why do the public investors receive a different class of stock than our existing stockholders?

A. As part of an IPO, it is typical for employee-owned companies to establish two classes of voting stock, which enables the employee owners to maintain voting control of the company. The new common stock issued to the public will have one vote per share and the new class A preferred stock issued to Old SAIC stockholders will have 10 votes per share.

Q40. What must I do to get my new class A preferred stock? Updated 15 Nov 2005

A. Your shares of Old SAIC common stock will be converted into the right to receive new class A preferred stock pursuant to the merger.

•	If you or a trust for your benefit hold your shares directly in a book-entry account, they will be converted automatically and you will receive a statement for the shares of new class A preferred stock you own following the merger. You can confirm that your account is in book-entry form from the first page of your Stock Summary Statement (mailed to you quarterly) or from your online stock summary report (available to employees via our intranet website, ISSAIC).

•	If you or a trust for your benefit hold your shares directly and they are represented by certificates, we will send you a letter shortly after the merger explaining how you can surrender your certificates and receive your new class A preferred stock. You should not send us your certificates at this time.

•	If you hold shares in one of our employee benefit plans, the plan will handle conversion of the shares without any action by you.

We expect that the shares of new class A preferred stock issued pursuant to the merger will be uncertificated shares - (i.e. issued in book-entry form only).

Q41. What will happen to our right of first refusal and right to repurchase your stock?

A. When we are a publicly traded company, you will not be required to offer your shares to us before you can sell them to third parties. In addition, after September 1, 2005 we will suspend repurchasing shares upon termination of affiliation pending completion of the merger, except for repurchasing shares of Old SAIC common stock transferred to a charity prior to October 25, 2005.

Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

A. Nothing. Currently, your shares are subject to our right of first refusal and right to repurchase if your affiliation as an employee, director or consultant is terminated. Following the merger, we will no longer have these rights. You may continue to hold your shares indefinitely, regardless of your employment status or affiliation with us.

Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

A. Currently, your shares are subject to our right of first refusal and right to repurchase. After the merger, your shares will no longer be subject to these rights. You will be able to continue to hold new class A preferred stock indefinitely.

Transfer Restrictions

Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

A. No. To facilitate our IPO, New SAIC’s restated certificate of incorporation will restrict you from selling or transferring new class A preferred stock to anyone other than “permitted transferees” for certain periods of time. These restrictions will expire:

•	on April 1, 2006 for series A-1 preferred stock

•	180 days after our IPO for series A-2 preferred stock

•	270 days after our IPO for series A-3 preferred stock

•	360 days after our IPO for series A-4 preferred stock

If, during the restriction period, you transfer your new class A preferred stock to a “permitted transferee,” the transferee will receive the new class A preferred stock subject to the same restrictions. After the expiration of these restriction periods, you also will be able to sell your shares in the public market. If, after the expiration of the applicable restriction period, you transfer your new class A preferred stock to anyone other than a “permitted transferee,” your shares will convert automatically into new common stock, so that the transferees or buyers will acquire only new common stock.

Q45. Who is a “permitted transferee”?

A. Permitted transferees generally include:

•	members of your immediate family

•	trusts for the sole benefit of you or members of your immediate family

•	your estate

•	a financial institution to which you pledge your shares as collateral

Q46. Why will the sale of my stock be restricted?

A. It is common practice to impose transfer restrictions on existing shares in connection with an IPO. The transfer restrictions will permit some period of trading of the new common stock to take place in the market without the potential introduction of a significant number of additional shares, which could negatively affect the price. These restrictions are intended to promote an orderly trading market for our new common stock for a period following the commencement of trading. We have staggered the expiration of the transfer restrictions so that all existing shares do not become freely tradable at the same time. The first restriction period will end on April 1, 2006 to provide stockholders with some liquidity to pay taxes.

Q47. What additional transfer restrictions apply to our directors and executive officers?

A. In addition to the general transfer restrictions, shares of new class A preferred stock received in connection with the merger by our directors and executive officers, and shares of new common stock received by them on conversion of the new class A preferred stock, may not be sold, transferred or otherwise disposed of unless:

•	made in conformity with the requirements of Rule 145(d) under the Securities Act of 1933, as amended, or the Securities Act

•	made pursuant to an effective registration statement under the Securities Act

•	otherwise exempt from registration under the Securities Act

In addition, in connection with the IPO, our directors and executive officers will enter into lock-up agreements with the underwriters of the IPO. Under these agreements, these directors and executive officers may not, during the period ending 180 days after the IPO, directly or indirectly sell or dispose of their capital stock without the prior written consent of Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.

Q48. Will I be permitted to enter into a hedging transaction to avoid the risk of my new class A preferred stock?

A. No. You will be prohibited from buying a “put” option, selling a “call” option, selling short or entering into any other hedging or insurance transaction relating to your new class A preferred stock during the applicable restriction periods.

Stock Transactions

Q49. Can I buy or sell shares in the limited market before the completion of the IPO? Updated 15 Nov 2005

A. The last limited market trade prior to the proposed IPO occurred in October 2005. If you have unexpected qualifying financial needs, you may be eligible to sell your directly held shares to us pursuant to our Financial Hardship Policy as described on ISSAIC or available through our General Counsel’s office. For our 401(k) plan and certain other retirement plans, there will be a December trade before the IPO that participants in those plans may offer to buy or sell shares in accordance with the terms of those plans. Old SAIC has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in this December trade. (Please see Question 158 of the Supplemental Q&A.)

Q50. Will Bull, Inc. continue to maintain a limited market after the IPO?

A. No. Bull, Inc. was established specifically to administer our limited market trades. As such, we anticipate Bull Inc. will cease to operate after October. After the IPO, subject to the restriction periods set forth above, you will be able to sell shares in the public market.

Q51. After the IPO, how can I sell my shares of new class A preferred stock? What will be the price?

A. If you wish to sell your shares of new class A preferred stock after the restriction periods expire, they will be converted into new common stock when you sell them in the public market. You will not have to do anything more to effect the conversion. When you sell, you will receive the prevailing market price for your shares.

Q52. Will I be able to buy more shares in the public market?

A. Yes. You will be able to buy shares of our new common stock in the public market at prevailing prices after the IPO. Because you will buy additional shares only in the public market, you will no longer be required to obtain other approval for stock purchases.

New SAIC’s Charter Documents

Q53. How will New SAIC’s restated certificate of incorporation be different from our current certificate of incorporation?

A. New SAIC’s restated certificate of incorporation will:

•	replace the current class A and class B common stock with a single new class A preferred stock that will be entitled to 10 votes per share and is comprised of four series to implement the transfer restrictions

•	authorize a new common stock that will have the same economic rights as the new class A preferred stock, but will be entitled to one vote per share

•	eliminate the requirement that you must offer your shares to us for purchase before you can sell them to third parties

•	eliminate our right to repurchase your shares on termination of affiliation

•	add provisions that restrict the transferability of the new class A preferred stock for a period of time

Q54. How will New SAIC’s restated bylaws be different from our current bylaws?

A. There are no material changes in New SAIC’s restated bylaws from our current bylaws.

Rescheduling of Limited Market Trade

Q55. When will the next limited market trade take place? Did we change any of our normal stock trade procedures?

A. We have decided to delay the limited market trade scheduled for September until October. The important dates for the rescheduled limited market trade are:

Trade Event	New Date

Limit Order Cycle Opens	September 23, 2005

Date of Record	September 30, 2005

Limit Order Deadline	October 6, 2005

Stock Pricing Date	October 7, 2005

Trade Modification Deadline	October 14, 2005

Trade Settlement Date	October 19, 2005

We do not anticipate any changes to our stock trade procedures. Please consult the Employee Owner’s Network “Learn About Stock Ownership” page on ISSAIC at https://issaic.saic.com/eon/stock/ to learn more about how to submit a trade purchase or sale request, or contact Bull, Inc. at (800) 785-7764.

Q56. When will the next retirement plans transactions take place? Did we change any of our normal procedures for retirement plans transactions?

A. We also have decided to delay the retirement plans transactions scheduled for September until October 14, 2005. All requests for distributions from our retirement plans must be received by Vanguard no later than September 30, 2005. If you elect to exchange out of the Exchangeable Company Stock Funds, however, you must request that exchange by 1:00 PM Pacific Time, on October 11, 2005.

Q57. Will we conduct a limited market trade in December? Do we plan to conduct any more limited market trades before the IPO?

A. If the merger and the IPO proceed as planned, we will not conduct a limited market trade in December, and we do not expect to conduct any more limited market trades after the October limited market trade.

Q58. Why did we decide to delay the limited market trade scheduled for September?

A. Given the significance of the merger and the IPO to you, our senior management and board of directors determined that it is in our stockholders’ best interests to have additional time to consider how the merger and the IPO may affect your investment in SAIC. We encourage you to assess your future financial needs taking into account factors associated with the merger and the IPO that may be relevant to you, including:

•	the strong probability that there will be no further limited market trades before the IPO

•	the proposed timing of the merger and the IPO

•	the uncertainty concerning the actual date of the merger and the IPO

•	the special dividend

•	the transfer restriction periods that will be imposed on the new class A preferred stock.

Q59. Why do we plan to cancel the limited market trade scheduled for December?

A. We intend to cancel the December limited market trade if the merger and the IPO proceed as planned because we do not believe it will be administratively feasible to conduct the limited market trade in December and complete the proposed IPO planned for early next year. Transition of the stock transfer agent function to an independent third party requires substantial lead time.

Q60. I planned to use funds from selling stock in the September limited market trade for an extraordinary financial commitment. What should I do if I can’t wait until the October limited market trade for the funds?

A. If the delayed limited market trade imposes an extraordinary financial hardship on you, we, in our discretion, may repurchase all or part of your shares directly from you prior to the October limited market trade date. The price will be $41.80 per share of class A common stock (the price set by our board of directors at its meeting on June 10, 2005), reduced by a one percent (1%) commission that Bull, Inc. would have charged if the sale were processed using the paper method in a limited market trade. You will be required to establish that you would have used the funds you planned to receive from the sale of stock in the September limited market trade to satisfy a pre-existing and extraordinary financial commitment (e.g., purchase of a home) that was required to be paid before the October limited market trade date. If you believe your circumstances qualify as an extraordinary financial hardship, please consult the Financial Hardship Policy page found on ISSAIC at https://issaic.saic.com/eon/stock/hardship.html for the eligibility requirements and procedures to request a stock sale outside the October limited market trade, or call SAIC Stock Programs at (800) 785-7764.

Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?

A. We anticipate the October limited market trade will be the last one prior to our IPO. As a result, this limited market trade will be your last opportunity to purchase shares in order to receive matching options.

Q62. When was the deadline for requesting authorization to purchase more than $20,000 in the October limited market trade?

A. The deadline for requesting authorization to purchase more than $20,000 in the October limited market trade expired on August 12, 2005. The deadline will not be re-established.

Employee Benefits

Overview of Employee Benefits

Q63. Will the merger or the IPO impact vesting schedules for my outstanding stock and options?

A. No. The existing vesting schedules for your outstanding stock and options will not change.

Q64. Will the special dividend be paid on unvested shares? Updated 14 Oct 2005

A. Yes. The special dividend will be paid on all shares of Old SAIC common stock, including all shares held in our retirement plans, regardless of whether the shares are vested or unvested. The special dividend will be 100% vested.

Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

A. We will continue to award shares under the 1984 Bonus Compensation Plan through the closing date of the merger. If our stockholders approve the 2006 Equity Incentive Plan at our special meeting of stockholders, we anticipate that we will issue awards of new class A preferred stock under this plan following the merger and the IPO. The 2006 Equity Incentive Plan will offer comparable features as the 1984 Bonus Compensation Plan, but affords us increased flexibility to grant awards to our employees.

Q66. Will we continue to grant options under the 1999 Stock Incentive Plan? Updated 15 Nov 2005

A. We will continue to grant options under the 1999 Stock Incentive Plan through the closing date of the merger. After the merger and IPO, we anticipate that we will issue options to purchase new class A preferred stock under the 2006 Equity Incentive Plan, which we have asked our stockholders to consider and approve at the special meeting of stockholders. The 2006 Equity Incentive Plan will offer comparable features as the 1999 Stock Incentive Plan, but affords us increased flexibility to grant awards to our employees. (Please see Question 179 of the Supplemental Q&A.)

Q67. Will we continue to offer matching option programs after the merger and the IPO?

A. No. After the merger and the IPO, we do not intend to offer matching option programs.

Q68. Can our retirement plans buy or sell stock before the IPO?

A. Although we anticipate that the rescheduled October limited market trade will be the last one prior to the IPO, we intend to allow participants in our retirement plans to conduct stock fund transactions as permitted under those plans in December as previously scheduled.

Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?

A. Yes. After the merger, we will conduct private transactions to allow you to use your new class A preferred stock to pay the tax withholding related to any stock bonus you receive.

Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?

A. Yes. After the merger, we will conduct private transactions to allow you to use your new class A preferred stock to pay the option exercise price and related tax withholding.

Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights? Updated 15 Nov 2005

A. See the Pre-IPO and Post-IPO Comparison of Stockholder Rights and Employee Benefits

Valuation and Stock Pricing

Q72. When and how will we determine the price for the class A common stock for the October limited market trade?

A. We anticipate that our board of directors will meet on October 7, 2005 to establish the price of the class A common stock for the October limited market trade. In making its determination, our board of directors will consider valuation input from our independent appraiser in the same manner and utilizing the same process and procedures it customarily has used for our past limited market trades.

Q73. When and how will we determine the price for the class A common stock for pre-IPO transactions with SAIC retirement plans in December?

A. We anticipate that our board of directors will meet in December, 2005 to establish the price of the class A common stock for purchase and sale transactions with our retirement plans before the IPO. In making its determination, the board of directors will consider valuation input from our independent appraiser in the same manner and utilizing the same process and procedures it customarily has used for our past limited market trades.

Q74. After the IPO, how will we determine the price for the new class A preferred stock?

A. While the public market will determine the price for the sale of new common stock after the IPO, we anticipate that our board of directors will be responsible for establishing the value of new class A preferred stock for all retirement plan purchase and sale transactions, 2006 Employee Stock Purchase Plan stock purchases, the vesting of bonus stock awards and employee stock option exercises. The precise methodology our board will use in determining the value of our new class A preferred stock after the IPO has not yet been determined; however, we anticipate that after the IPO, the public market price for our new common stock will be the predominant factor in determining the value of our new class A preferred stock, and that our Board also may consider such factors as applicable sale restrictions and the new class A preferred stock voting rights.

The Special Dividend

Q75. How will the special dividend affect the value of my stock?

A. When a company makes a special one-time dividend to its stockholders, in theory (disregarding other events which may affect financial markets), its stock price should decline by the amount of the special dividend. We anticipate the stock price of our new class A preferred stock, and the new common stock we sell in the IPO, will take into account the special dividend.

Q76. How will the special dividend affect my outstanding stock options? How will the merger affect my outstanding stock options? Updated 14 Oct 2005

A. The special dividend will not be paid on options that are not exercised on or before the record date established for the special dividend. Our stock option plans, however, provide that unexercised stock options will be adjusted to preserve their pre-special dividend value. As a result,

•	If you exercise your options on or before the record date for the special dividend, the shares of class A common stock you acquire will be entitled to receive the special dividend.

•	If you do not exercise your options until after the record date for the special dividend, the exercise price of your options will be adjusted downward, and the number of shares exercisable under the option will be adjusted upwards, to assure that the underlying value of your options reflects the special dividend. Your adjusted options will be vested and unvested in the same proportion as the pre-adjusted options.

Adjustment Formula

Stock options, from an economic perspective, derive their economic value based upon the current price of the stock, the exercise price of the option, expiration date, the volatility of the underlying stock, interest rates and other factors. We intend to determine the appropriate adjustment to your options using a formula derived from a widely-accepted financial model.

Example

An example of this formula appears below. In this example, the following assumptions are made: (1) the option exercise price is $31.44; (2) the stock price is $41.80; (3) the employee holds options to purchase 100 shares of class A common stock; and (4) the amount of the dividend is $8.00 per share of class A common stock. There are two ways to view the value of these options. Under a widely-recognized financial model, the options in this example have an economic value of $13.22 per share. Another way of looking at your options is that each option is currently $10.36 in-the-money, the value you would receive if you exercise your options today. In either event, the special dividend would reduce that value because the stock price would be expected to decline following the special dividend.

Consequently, we are taking steps designed to assure that options maintain the same value both before and after special dividend, by reducing the exercise price and increasing the number of options.

In this example, after the adjustment to reflect the special dividend, the employee will have options to purchase 123.7 shares of class A common stock in Old SAIC, at an exercise price of $25.42 per share, resulting in the same potential value to the employee as before the one-time special dividend payment.

Stock Price [1]			$41.80
Special dividend amount paid		–$	8.00

Stock price post-dividend		=$	33.80
Adjustment ratio for dividend =	$41.80		=1.237

	$41.80 - $8.00

	Today		Dividend adjustment		Post dividend
Option impact	Number of options [2]	100	x adjustment	1.237	= New number of options	123.7
	Exercise price [2]	$31.44	÷ adjustment	1.237	= New exercise price	$25.42
Economic value impact	Economic value [3] per option	$13.22			Economic value [3] per option	$10.69
	Number of options	100			Number of options	123.7

	Total economic value	$1,322			Total economic value	$1,322
In-the-money amount impact	Stock price	$41.80			Stock price	$33.80
	Exercise price	$31.44			Exercise price	$25.42

	In-the-$ amount	$10.36			In-the-$ amount	$8.38
	Number of options	100			Number of options	123.7

	Total in-the-$ Amount	$1,036			Total in-the-$ Amount	$1,036

[1]	This example uses the June 10, 2005 stock price for illustrative purposes.

[2]	This example uses 100 options and the weighted average exercise price from the 10-Q filed for the quarterly period ended April 30, 2005 for illustrative purposes.

[3]	The economic value using Black-Scholes method for option pricing, a widely-accepted method for valuing options, assuming 2 years to expiration and 20% volatility.

Unexercised stock options also will be adjusted to reflect the two-for-one exchange ratio in the merger. An example of this adjustment appears below. In this example, the following assumptions are made: (1) the option exercise price after the adjustment for the special dividend is $25.42 per share as shown in the above example; (2) the employee holds options to purchase 123.7 shares of class A common stock in Old SAIC after the adjustment for the special dividend as shown in the above example; and (3) each share of class A common stock in Old SAIC will be converted into the right to receive two shares of new class A preferred stock of New SAIC in the merger. In this example, after the adjustment to reflect the two-for-one exchange ratio in the merger, the employee will hold options to purchase 247.3 shares of new class A preferred stock at an exercise price of $12.71 per share, resulting in the same potential value to the employee as before the merger.

Stock price post dividend		$33.80
Stock price post merger and special dividend		$16.90
Adjustment ratio for merger =	$33.80	=2.0

	$16.90

	Post dividend adjustment		Merger adjustment		Post merger and dividend adjustment
Option impact	Number of options	123.7	x adjustment	2.0	= New number of options	247.3
	Exercise price	$25.42	÷ adjustment	2.0	= New exercise price	$12.71
Economic value impact	Economic value per option	$10.69			Economic value per option	$5.34
	Number of options	123.7			Number of options	247.3

	Total economic value	$1,322			Total economic value	$1,322
In-the-money amount impact	Stock price	$33.80			Stock price	$16.90
	Exercise price	$25.42			Exercise price	$12.71

	In-the-$ amount	$8.38			In-the-$ amount	$4.19
	Number of options	123.7			Number of options	247.3

	Total in-the-$ Amount	$1,036			Total in-the-$ Amount	$1,036

Q77. What will happen to my unexercised stock options if my employment or affiliation terminates?

A. After the merger and the IPO, the terms and provisions of your existing stock option agreements will continue to apply, including your rights upon termination of employment or affiliation.

Q78. Will the merger or the IPO change how I exercise my stock options?

A. No. Neither the merger nor the IPO will change the process for exercising your options. In connection with the IPO, however, we may outsource administration of our stock option plans, which might result in some administrative changes to the exercise process. We will provide advanced notice to you on changes to the option exercise process.

Q79. How will I know the stock price of the class A common stock if I decide to exercise my options before the merger and the IPO?

A. Consistent with our past practices, our board of directors will establish the stock price for the class A common stock in Old SAIC for the rescheduled October limited market trade and again in December 2005. The prices established in October and December will govern all transaction between us, our employees and the retirement plans, including charitable donations and the exercise of options, until after the IPO.

Q80. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my existing stock options after the merger and the IPO? Updated 15 Nov 2005

A. The transfer restrictions that apply to your new class A preferred stock will depend on when you exercise your options. All shares you acquire when you exercise your existing options will be allocated among four series of new class A preferred stock (10% to Series A-1 preferred stock, 30% to Series A-2 preferred stock, 30% to Series A-3 preferred stock and 30% to Series A-4 preferred stock). These shares will be subject to transfer restrictions that expire:

•	on April 1, 2006 for series A-1 preferred stock

•	180 days after our IPO for series A-2 preferred stock

•	270 days after our IPO for series A-3 preferred stock

•	360 days after our IPO for series A-4 preferred stock

For example, if you exercise your options 200 days after the IPO, the series A-1 and A-2 preferred stock you receive will be unrestricted, but sale of the series A-3 and A-4 preferred stock you receive will be restricted until the applicable restriction periods expire (i.e., 270 and 360 days after the IPO, respectively). If you exercise your options more than 360 days after the IPO, none of the shares of new class A preferred stock you receive will be subject to transfer restrictions.

Q81. Will the transfer restrictions prevent SAIC from continuing its Financial Hardship Policy?

A. No. The sale transfer restrictions do not apply to private transactions. We intend to continue our Financial Hardship Policy described on ISSAIC at https://issaic.saic.com/eon/stock/hardship.html after the merger and the IPO.

Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?

A. No. After you have commenced the option exercise process, we cannot reverse your option exercise decision even if we have not yet completed the transaction or the underlying option would not have expired.

Employee Stock Purchase Plan (ESPP)

Q83. How will the merger and the IPO impact the 2004 ESPP?

A. We have asked our stockholders to consider and vote to approve a new 2006 ESPP at the special meeting of stockholders. If approved by our stockholders, the new 2006 ESPP will replace the current 2004 ESPP, and participants in the 2004 ESPP will become participants in the 2006 ESPP without any action required by them. We anticipate that the last opportunity to purchase shares of class A common stock under the 2004 ESPP will occur in December, at a price to be determined by our board of directors shortly before such purchase. The price will be determined in December in the same manner and using the same methodologies which our board of directors customarily has used to establish the stock price for limited market trades.

Q84. What will happen to funds accumulated in the 2004 ESPP after the last purchase under the plan? Updated 15 Nov 2005

A. Assuming we complete the merger and the IPO and our stockholders approve the 2006 ESPP, any funds accumulated in the 2004 ESPP after the last purchase of shares of class A common stock in December will be transferred from your current ESPP account into your account under the 2006 ESPP. Those funds will later be used to purchase shares of new class A preferred stock or new common stock (as determined by the compensation committee of the board of directors) under the 2006 ESPP.

Q85. What will be the purchase price at which shares are purchased under the 2006 ESPP? Updated 15 Nov 2005

A. The purchase price per share will be 85% of the fair market value of the stock on the applicable purchase date. The compensation committee has the authority to change the purchase price within a range of 85% to 100% of the fair market value of the stock on the offering date or the purchase date. The fair market value of the stock will generally be the closing sales price of our new common stock.

The Employee Stock Retirement Plan (ESRP)

Q86. Will we continue to make annual contributions to the ESRP after the merger and the IPO?

A. At this time, we intend to continue making contributions to the ESRP after the merger and the IPO. We will invest our contribution to the ESRP in the Non-Exchangeable Company Stock Fund.

Q87. How will the special dividend be treated under the Employee Stock Retirement Plan (ESRP)? Updated 15 Nov 2005

A. The special dividend will be paid on each share of Old SAIC common stock held in the ESRP and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the ESRP’s Vanguard Prime Money Market Fund.

•	If we obtain favorable IRS guidance on our proposed tax treatment of the special dividend, we intend to instruct the plan trustee to distribute the special dividend proceeds in cash. Assuming we obtain favorable IRS guidance, you will receive the cash distribution as soon as administratively possible.

•	If we do not obtain favorable IRS guidance on our proposed tax treatment of the special dividend, your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the dividend into alternative investment options as offered under the ESRP.

Q88. Will transfer restrictions on the new class A preferred stock prohibit me from diversifying my ESRP account after the merger and the IPO? Updated 15 Nov 2005

A. During the transfer restriction periods, we intend to conduct private purchases outside the public market at customary times to facilitate diversification transactions currently allowed under the ESRP. We anticipate that our board of directors will establish a value for the new class A preferred stock held by the ESRP for purposes of completing these periodic purchases. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades.

Q89. When can you diversify non-exchangeable stock in the ESRP? As a result of the merger and the IPO, are we considering any changes to our policies concerning the exchangeability of SAIC stock held in the Non-Exchangeable Company Stock Fund?

A. You can diversify your non-exchangeable stock fund in the ESRP when you attain the age of 55 years and have 10 or more years of service with SAIC. At this time, we do not contemplate any changes to the rules governing the exchangeability of stock under the ESRP. Our Retirement Plans Committee is responsible for reviewing the diversification polices applicable to the ESRP, and will recommend changes, if any, after completion of the merger and the IPO.

Q90. Can I still take an in-kind distribution from the ESRP after the IPO? Will the distribution be in new class A preferred stock? Updated 15 Nov 2005

A. After the merger and the IPO, in-kind distributions from the ESRP will be made in shares of new common stock, which you can sell in the public market. Until the transfer restriction periods on shares of new class A preferred stock expire, in-kind distributions will only be issued at the time the periodic transactions take place between the plans and us.

Q91. If I have taken a distribution of shares from the ESRP prior to the IPO and those shares are eligible for the “put” option under the ESRP (i.e., the right to require us to repurchase those shares), will we repurchase these shares? Updated 15 Nov 2005

A. Yes. The plan rules will continue to govern. However, after the transfer restriction periods on shares of new class A preferred stock expire, you may sell shares distributed from the ESRP into the public market. In addition, in-kind distributions made after the merger and IPO will be made in shares of new common stock and will not include a put right since those shares can be sold in the public market. (Please see Question 90 of the Supplemental Q&A.)

Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?

A. Yes. You will be able to manage your accounts in the same manner as you do now based on the ESRP’s provisions for loans, withdrawals and distributions.

The SAIC 401(k) Plan

Q93. Will we continue matching and profit sharing contributions to the SAIC 401(k) plan?

A. At this time, we intend to continue our current practice of matching and profit sharing contributions after the merger and the IPO. We will invest 50% of our matching contributions in the Non-Exchangeable Company Stock Fund and 50% according to your deferral elections. We will invest all of our profit sharing contribution to the SAIC 401(k) plan according to your deferral elections.

Q94. How will the SAIC 401(k) plan treat the special dividend? Updated 15 Nov 2005

A. The special dividend will be paid on each share of Old SAIC common stock held in the SAIC 401(k) plan and treated in exactly the same manner as the special dividend payment to the ESRP discussed above. The special dividend will be paid on each share held in the SAIC 401(k) plan’s Exchangeable Company Stock Fund and the Non-Exchangeable Company Stock Fund and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the SAIC 401(k) plan’s Vanguard Prime Money Market Fund.

•	If we receive favorable IRS guidance on our proposed tax treatment of the special dividend, we intend to instruct the plan trustee to distribute the special dividend proceeds in cash. Assuming we obtain favorable IRS guidance, you will receive the cash distribution as soon as administratively possible.

•	If we do not receive favorable IRS guidance on our proposed tax treatment of the special dividend, your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the special dividend into alternative investment options as permitted under the SAIC 401(k) plan.

Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO? Updated 15 Nov 2005

A. During the transfer restriction periods, we intend to conduct private purchases outside the public market at customary times to facilitate diversification transactions currently allowed under the SAIC 401(k) plan. We anticipate that our board of directors will establish a value for the new class A preferred stock held by the SAIC 401(k) plan for purposes of completing these periodic purchases. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades.

Q96. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

A. At this time, we do not contemplate any changes to the rules governing the exchangeability of stock under the SAIC 401(k) plan. Our Retirement Plans Committee is responsible for reviewing the exchangeability polices applicable to the SAIC 401(k) plan, and will recommend changes, if any, after the merger and the IPO.

Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

A. Yes. You will be able to manage your accounts in the same manner as you do now based on the SAIC 401(k) plan’s provisions for loans, withdrawals and distributions.

The AMSEC 401(k) Plan

Q98. Will AMSEC continue matching contributions to the AMSEC 401(k) plan after the merger and the IPO?

A. At this time, we intend to allow AMSEC to continue its current practice of matching contributions after the merger and the IPO, making contributions to the AMSEC 401(k) plan based on your deferral election.

Q99. How will the AMSEC 401(k) plan treat the special dividend? Updated 14 Oct 2005

A. The special dividend will be paid on each share of Old SAIC common stock held in the AMSEC 401(k) plan and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. Your special dividend proceeds will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate your special dividend proceeds into alternative investment options as permitted under the AMSEC 401(k) plan.

Q100. Will the transfer restrictions on the new class A preferred stock prohibit me from exchanging funds in my AMSEC 401(k) Exchangeable Company Stock Fund after the IPO? Updated 15 Nov 2005

A. During the sale transfer restriction periods, we intend to conduct regularly scheduled private purchases outside the public market to facilitate diversification transactions currently allowed under the AMSEC 401(k) plan. We anticipate that our board of directors will establish a value for the new class A preferred stock held by the AMSEC 401(k) plan for purposes of completing these periodic purchases. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades.

Q101. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

A. At this time, we do not contemplate any changes to the rules governing the exchangeability of stock under the AMSEC 401(k) plan. The SAIC Retirement Plan Committee is responsible for reviewing the exchangeability polices applicable to company stock in the AMSEC 401(k) plan and, in cooperation with the AMSEC 401(k) plan administrator, will recommend changes, if any, after the merger and the IPO.

Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

A. Yes. You will be able to manage your accounts in the same manner as you do now based on the AMSEC 401(k) plan’s provisions for loans, withdrawals and distributions.

The Telcordia 401(k) Plan

Q103. How will the special dividend impact the Telcordia 401(k) plan?

A. The special dividend will be paid on each share held in the Telcordia 401(k) plan. The Telcordia 401(k) plan administrator will determine, in its discretion, how to treat the special dividend.

The Non-Qualified Stock Deferral Programs

Q104. How will the special dividend impact the stock deferral plans? Updated 15 Nov 2005

A. The special dividend will be paid on each share of Old SAIC common stock held in the rabbi trusts established for the Management Stock Compensation Plan (MSCP), the Stock Compensation Plan (SCP) and the Key Executive Stock Deferral Plan (KESDP). The special dividend will be 100% vested and will be paid to participants in cash.

Pending Repurchase Transactions

Q105. If my affiliation with SAIC terminated earlier this year, and you’ve repurchased some but not all of my shares, will you repurchase my remaining shares?

A. No. After August 31, 2005, we do not intend to exercise our right to repurchase your shares of Old SAIC common stock upon termination of affiliation. If our Stock Programs Department does not send you a notice of our intent to repurchase your shares by that date, your shares will not be repurchased. If you have recently terminated your affiliation and wish to confirm whether or not we intend to repurchase your shares, please contact the Stock Programs Department at (800) 785-7764. You may either offer your shares for sale in the rescheduled October limited market trade or continue to hold them.

Q106. If my affiliation with SAIC has terminated or is terminating, how will I know if you will repurchase my stock?

A. After August 31, 2005, we do not intend to exercise our right to repurchase your shares of class A or class B common stock in Old SAIC upon termination of affiliation. If our Stock Programs Department does not send you a notice of our intent to repurchase your shares by that date, your shares will not be repurchased. If we have not exercised this right, you may either offer your shares for sale in the rescheduled October limited market trade or continue to hold them.

Administration Matters

Q107. Will SAIC continue to act as its own transfer agent?

A. No. In connection with the merger and the IPO, we intend to transfer many functions associated with administering our stock programs, including the transfer agent function, to a third party provider.

Q108. Should I convert my certificate-bearing account to book-entry form before the merger and the IPO?

A. Yes. We encourage you to convert your certificate-bearing account to book-entry form now in order to facilitate future stock transactions. You can confirm that your account is in book-entry form by looking at the first page of the Stock Summary Statement you receive each quarter or by looking at your online stock summary report available to employees via ISSAIC.

Q109. Will I need to open an account at a new brokerage firm after the merger and the IPO?

A. Yes. We anticipate the limited market trade rescheduled for October will be the last one prior to our IPO. Bull, Inc. will not conduct trades in our stock after the IPO. As a result, you will need to establish an account with a new brokerage firm to buy or sell shares after the IPO.

Q110. Will I need to pay a commission for stock transactions after the merger and the IPO?

A. You will not pay a commission on stock transactions directly with us (e.g., exchange of stock to satisfy the exercise price and tax withholding when you exercise options). However, you may be charged a fee if you sell shares under our Financial Hardship Policy. In addition, when you buy or sell shares in the public market after the IPO, you will pay the fees established by your broker.

Q111. Will I still have an opportunity to transfer my shares of class A or class B common stock as part of my charitable giving and estate planning prior to the merger and the IPO?

A. Transfers of stock require prior approval under our stock transfer policies. For administrative reasons, we have set a deadline of October 24, 2005 to submit a request to transfer your stock. We will not approve transfer requests submitted after this date. SAIC intends to exercise its right to repurchase any shares transferred as of October 24, 2005 on or before October 31, 2005.

Q112. How will the merger and the IPO affect me if I previously pledged my shares of class A or class B common stock to collateralize a loan?

A. It is important for you to review your loan documents, including any pledge or stock restriction agreements, for any impact the merger or the IPO may have on your loan. It is likely that you are required to notify your lender of the pending merger and the IPO, and it is possible your lender can accelerate your loan as a result. Therefore, you should consult with your lender as soon as possible.

Q113. What happens if you have an outstanding loan under our stock purchase loan program?

A. The merger and the IPO will not affect your stock purchase loan. The existing terms and conditions of your agreement will remain in place.

Q114. How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?

A. You should refer to your own records or consult your personal financial advisor. Our Stock Programs Department may be able to provide information to assist you with this determination, but you or your financial adviser are responsible for determining the tax basis in your shares.

Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?

A. Yes. We will maintain stock records for the time periods required by record retention laws.

Q116. Will there be anyone at SAIC who is available to talk to me or my financial advisor about how the merger and the IPO will impact my existing stock and option holdings?

A. Yes. We have established the SAIC Capital Restructuring and Initial Public Offering call center at (866) 676-4357 or (703) 676-6200. You may contact the call center between 8:00 a.m. and 8:00 p.m. (Eastern time) if you have questions about the merger, the IPO or how these transactions may affect your stock and option holdings. We also plan to offer you assistance by our Human Resources Department, Stock Programs Department and Retirement Plans Department. Please understand, however, that we cannot provide you with financial advice, and because we are pursuing an IPO, we are limited by federal securities laws from discussing or providing you with certain information. Any comment about the IPO outside of the contents of our legal filings—even internally—is generally prohibited. The federal securities laws also restrict our general communications about our business and prospects.

Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?

A. We intend that our Stock Programs Department will still be available to assist you after the merger and the IPO. However, please note that in connection with the IPO, we intend to transfer most of the administrative functions related to our stock programs to an outside administrator.

Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO?

A. No. Your existing agreements will remain in place.

Q119. Will we make commemorative stock certificates available to our stockholders before or after the IPO?

A. No. We do not intend to create or distribute commemorative stock certificates.

Additional Supplemental Q&A Added 23 Sep 2005

Buying stock before the proposed IPO

Q120. How can SAIC employees buy stock before the proposed IPO?

A. Our employees can buy shares of Old SAIC class A common stock before the proposed IPO, subject to our normal policies and procedures, by:

•	Participating in the October limited market trade

•	Enrolling in, or increasing their contributions to, our 2004 Employee Stock Purchase Plan (2004 ESPP)

•	Enrolling in, or increasing, their stock purchase designations in the SAIC or AMSEC 401(k) plans

•	Rolling in other retirement accounts that they may own into the SAIC or AMSEC 401(k) plans, designating up to 50% to be invested in the SAIC Stock Purchase Fund

In addition, employees may exercise their vested stock options at any time before they expire.

Q121. Will our employees, senior executives or directors be given an opportunity to buy more of our stock in the IPO?

A. No. We will not be offering a “friends and family,” directed share or other program whereby employees, senior executives or directors are allowed to purchase stock in the IPO. (Please see Question 29 of the Supplemental Q&A.)

Q122. What do I need to do to purchase stock in the October limited market trade?

A. Our normal procedures will apply to SAIC stock purchases in the October limited market trade. You must be a current SAIC employee and you must have an account form on file with Bull, Inc. You must submit your limit order during the limit order window which opens on September 23, 2005 and closes at 5:00 p.m. Pacific Standard Time on October 6, 2005. Additional details on purchasing stock during the October limited market trade can be found at the Employee Owner’s Network “Learn About Stock Ownership” page on ISSAIC, or by contacting Bull, Inc. at (800) 785-7764.

Q123. Why didn’t the company extend the deadline for requests to purchase more than $20,000 of stock in the October limited market trade?

A. Our senior management and board of directors decided that it was in the best interests of our stockholders to delay the limited market trade originally scheduled for September 23, 2005 by three weeks to allow our stockholders to consider how the merger and the IPO will impact their investment in SAIC. (Please see Question 58 of the Supplemental Q&A.)

At that time, our board of directors also determined that extending the deadline to approve purchases of more than $20,000 of stock by a corresponding three week period (i.e., to September 2, 2005) might result in hasty investment decisions by employees and encourage short term speculation in our stock. Consequently, our board of directors decided not to extend the deadline for requests to purchase more than $20,000 of stock.

Q124. Will any employees, senior executives or directors who knew of the proposed IPO be permitted to purchase more than $20,000 of stock in the limited market trade rescheduled for October?

A. No. None of these employees, senior executives or directors either requested or received permission to purchase more than $20,000 of stock in the limited market trade rescheduled for October.

Q125. What is the First Time Buyers Program? Will this program still be available for the October limited market trade?

A. We created the First Time Buyer Program (FTBP) to introduce employees to purchasing stock in the limited market trades. Through this program, employees who have never before purchased stock in a limited market trade may purchase at least $500 and up to approximately $2,000 of class A common stock (rounded down to the next whole share) and receive a match of two stock options, which vest over four years, for every share purchased within that range. Additional information about the FTBP can be found at the Employee Owner’s Network “First Time Buyer Program” page on ISSAIC. The FTBP will be offered to eligible employees during the October limited market trade, but it will be discontinued thereafter.

Q126. What is the 2004 ESPP? Will this program continue to be available until the proposed IPO?

A. The 2004 ESPP allows eligible employees to purchase stock at a 15% discount through voluntary payroll deductions. If you are eligible to participate in the 2004 ESPP, you may designate from 1% to 10% of your eligible compensation (salary after your 401(k) plan deferral) to be withheld from each paycheck. These funds are used to purchase stock in the limited market trades automatically on your behalf at 85% of the stock price at the time of purchase. Shares will be purchased for 2004 ESPP participants in the October limited market trade and again in December, when we anticipate that we will facilitate a final pre- IPO private transaction in which shares of class A common stock will be purchased from the company for 2004 ESPP participants in accordance with the terms of the 2004 ESPP. (Please see Question 83 of the Supplemental Q&A.)

The Special Dividend

Q127. What is the purpose of the special dividend? Updated 14 Oct 2005

A. Given our current strong cash position, we believe the special dividend is an efficient and fair way to return to our stockholders excess cash that no longer will be needed to repurchase stock in the limited market or to otherwise provide liquidity to our stockholders after the IPO.

Q128. What impact will the special dividend have on the offering price of the new common stock we intend to sell in the proposed IPO?

A. We do not know. As we stated in Question 75 of the Supplemental Q&A, when a company makes a special one-time dividend to its stockholders, in theory (disregarding other events), its stock price should decline by the amount of the special dividend. However, we do not know the offering price of our new common stock in the IPO, or how the special dividend will impact the offering price. As stated in Question 23, the offering price of the new common stock will be negotiated with the representatives of the underwriters, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. Among the factors considered in determining the IPO price will be our anticipated balance of cash to debt after the IPO, our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, the priceearnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. Our board of directors or a specially designated committee of our board of directions will decide whether it is in our best interest to proceed with the IPO at that price, based on the then current facts and circumstances.

Q129. What will be the record date for determining shares upon which the special dividend will be paid?

A. The record date for determining shares upon which the special dividend will be paid will be set by our board of directors. (Please see Question 35 of the Supplemental Q&A.) The expected record date will be on a date prior to the completion of the IPO. Based on the current anticipated timing of the IPO, we expect the special dividend record date to be in December 2005 or January 2006. All shares outstanding as of the record date, regardless of how or when they were acquired, will be entitled to receive the special dividend.

Q130. Why can’t I elect to receive stock rather than cash as part of the special dividend? Could I receive a stock dividend on a tax-deferred basis? Updated 14 Oct 2005

A. Allowing stockholders to select the manner in which the special dividend is paid would defeat our capital planning objectives. (Please see Question 127.) In addition, in conjunction with our advisors, we determined that if we permitted stockholders to elect to receive the special dividend in either cash or stock, the special dividend would have been taxable to all recipients, regardless of whether they elected to receive cash or shares of stock.

Q131. Did we consider paying off some or all of our long-term debt rather than paying the special dividend?

A. Yes. The special dividend was designed to optimize our balance sheet and achieve a more efficient capital structure appropriate for our anticipated working capital needs and near-term investment plans, including the most efficient balance of cash to debt following the merger and the IPO. Repaying long-term debt obtained under terms which we consider to be favorable to us would defeat our capital planning objectives. In addition, we would incur substantial pre-payment costs to repay our existing long-term debt.

Q132. Which securities are entitled to receive dividends and which securities are not?

A. All outstanding shares on the record date will be entitled to receive the special dividend, whether vested or unvested, directly held or indirectly held, in qualified retirement plans or non-qualified stock deferral programs. The special dividend will not be paid with respect to stock options, although the number of shares underlying our unexercised stock options and their exercise prices will be adjusted to reflect the merger and preserve their pre-special dividend value. (Please see Questions 64 and 76 of the Supplemental Q&A.)

Q133. When will we receive the IRS guidance referenced in Questions 87 and 94 of the Supplemental Q&A? When will we know whether we will receive cash proceeds from the special dividend paid with respect to Old SAIC common stock held in the ESRP and the SAIC 401(k) plan? Updated 15 Nov 2005

A. We cannot determine with certainty when we will obtain IRS guidance concerning the tax treatment of the special dividend payable to our ESRP and the SAIC 401(k) plan, but we expect it to be within six to twelve months after the IPO. The timing of the expected IRS guidance depends on the workload of the IRS employees with the expertise relevant to this matter (among other things). Pending IRS review, our qualified retirement plans’ trustee will hold the proceeds from the special dividend in the Vanguard Prime Money Market Fund, and no allocations or distributions will be made until we receive appropriate IRS guidance.

Q134. How will the special dividend be paid on stock held in “rabbi trusts”? Updated 15 Nov 2005

A. The special dividend will be paid with respect to each share of Old SAIC common stock held in the rabbi trusts established for the Management Stock Compensation Plan (MSCP), the Stock Compensation Plan (SCP) and the Key Executive Stock Deferral Plan (KESDP). The cash proceeds from the special dividend will be distributed to participants in those plans.

Stock Options

Q135. Will I lose the benefit of the special dividend if I don’t exercise my stock options before the record date for the special dividend?

A. No. You do not need to exercise your vested stock options before the merger and the IPO to receive the benefit of the special dividend. Our stock option plans provide that unexercised stock options may be adjusted to reflect the special dividend. If you do not exercise your stock options until after the record date for the special dividend, the exercise price of your stock options will be adjusted downward, and the number of shares exercisable under your stock options will be adjusted upwards, to reflect the merger and preserve the underlying value of your stock options pre-special dividend. The vesting schedule of your options will not change, and as a result, your adjusted stock options will be vested and unvested in the same proportion as the pre-adjusted stock options. (Please see Question 76 of the Supplemental Q&A for additional information on the adjustment of stock options to preserve their pre-special dividend value.)

Q136. Will the merger or the IPO impact the vesting schedule or expiration date of my outstanding stock options? Will I lose them if I don’t exercise them before the merger or the IPO?

A. No. Neither the merger nor the IPO will have any impact on the vesting schedule or expiration date of any outstanding stock options. There is no requirement that you exercise your vested stock options before the merger or the IPO. (Please see Question 63 of the Supplemental Q&A.)

Q137. Is there an early deadline this year for transfers specifically required to facilitate stock-for-stock option exercises?

A. No. Transfers specifically required to facilitate stock-for-stock option exercises will be processed as in the past, although employees wishing to exercise stock options before the IPO are encouraged to initiate such transfers as early as possible to avoid administrative complications that may delay their stock option exercise.

Q138. Will the merger or the IPO affect when I may exercise my outstanding stock options?

A. No. Neither the merger nor the IPO will have any impact on when you can exercise your outstanding stock options. As in the past, at any time during the five-year term of the stock option agreement under which your stock options were granted, you may exercise as many stock options as are vested at that time. We will continue to process stock option exercises outside of the limited market; therefore, you are not and will not be required to exercise stock options in conjunction with any limited market trade.

Q139. Will the merger or the IPO affect the process I use to exercise stock options?

A. In connection with the IPO, we may outsource administration of our stock option plans, which might result in some administrative changes to the stock option exercise process. We will provide advanced notice of any such changes to the stock option exercise process as soon as is practicable.

Q140. After the merger and the IPO, can I use stock to pay the exercise price and tax withholding when I exercise stock options?

A. Yes. Please see Question 70 of the Supplemental Q&A. Consistent with our customary practices and procedures, you may exchange vested SAIC shares that you own instead of cash to pay the exercise price. You may use shares acquired through a previous direct purchase, vested stock bonus shares, Employee Stock Purchase Plan (ESPP) shares distributed to you, or shares acquired through a previous stock option. However, shares acquired through the exercise of a stock option must have been owned for at least six months before they may be used to help pay for another stock option exercise. In addition, you may direct us to liquidate some of your newly acquired shares to satisfy the tax withholding requirement on the gain that you recognize from exercising your option.

Q141. After the merger and the IPO, will the transfer restrictions on the new class A preferred stock impact my ability to use stock to exercise my stock options and to pay withholding taxes on any gains?

A. No. After the merger and the IPO, we will continue to conduct private purchases to allow you to use your new class A preferred stock to pay the stock option exercise price and related tax withholding. Because these will be permitted transfers allowed under our restated certificate of incorporation, they will not be covered by the general transfer restrictions placed on shares of new class A preferred stock. A draft of the restated certificate of incorporation is attached as Annex B to New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q142. Will the merger or the IPO impact the six-month holding period for stock acquired upon exercise of stock options and used to pay the exercise price for other stock options?

A. No. Shares acquired through the exercise of a stock option must be owned for at least six months before those shares may be used to pay for another stock option exercise. Neither the merger nor the IPO will impact this requirement; however, the holding period for shares of new class A preferred stock you receive in the merger will include the time you owned the class A common stock or class B common stock of Old SAIC you surrendered in exchange for the new class A preferred stock issued in the merger. If adopted by our stockholders at the special meeting of stockholders, the 2006 Equity Incentive Plan will not impose a six-month holding period for stock acquired upon exercise of options issued under that plan.

Q143. What class of stock will I receive if I exercise my stock options after the merger? Updated 15 Nov 2005

A. You will acquire shares of new class A preferred stock if, after the merger, you exercise stock options that were granted prior to the merger under the 1999 Stock Incentive Plan. The shares you acquire will be allocated among four series of new class A preferred stock (10% to series A-1 preferred stock, 30% to series A-2 preferred stock, 30% to series A-3 preferred stock and 30% to series A-4 preferred stock). Options granted after the merger under the 2006 Equity Incentive Plan, if approved and adopted by our stockholders at the special meeting of stockholders, will be for the purchase of new common stock. (Please see Question 80 and Question 179 of the Supplemental Q&A.)

Tax Consequences of the Proposed Transactions

Q144. What are the anticipated tax consequences of the merger and the IPO for foreign stockholders?

A. Although a U.S. holder of class A common stock or class B common stock is not expected to recognize gain or loss upon the exchange of such class A common stock or class B common stock solely for new class A preferred stock pursuant to the merger, these transactions may be taxable for foreign stockholders. Please consult your advisors regarding your specific situation. For additional information regarding taxation, please see “Material Federal Income Tax Consequences to Stockholders” on pages 53 through 56 in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q145. How will the merger and the IPO impact the tax basis of my stock?

A. If you are a U.S. stockholder, your tax basis in the new class A preferred stock you receive in the merger will equal the split adjusted tax basis of the class A common stock or class B common stock you surrender in the merger. For additional information regarding taxation, please see “Material Federal Income Tax Consequences to Stockholders” on pages 53 through 56 in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q146. How will the merger and the IPO impact the holding period for calculating long-term vs. short-term gains and losses?

A. If you are a U.S. resident, for purposes of determining whether you have met the holding period requirement for long-term capital gains, the time period you own the new class A preferred stock you receive in the merger will include the time you held the class A common stock or class B common stock you surrendered in the merger. For additional information regarding taxation, please see “Material Federal Income Tax Consequences to Stockholders” on pages 53 through 56 in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q147. How will the special dividend be taxed? Updated 15 Nov 2005

A. For U.S. stockholders, the special dividend should constitute a taxable dividend for federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits (EAP), as determined under federal income principles. However, if the special dividend is treated as an additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes. Any dividends in excess of current or accumulated EAP may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your OLD SAIC common stock. We believe SAIC’s current or accumulated EAP, as of the effective date of the IPO, will exceed the projected dividend amount, and therefore the entire special dividend will be paid from current or accumulated EAP. We will issue information reports to Old SAIC stockholders and the IRS after the end of the calendar year in which the special dividend is paid, advising as to how much of the special dividend is paid from our current or accumulated EAP and, therefore, constitutes taxable dividend income to you.

Q148. At what rate will the special dividend be taxed? Are there holding period requirements to receive favorable dividend tax treatment? Updated 15 Nov 2005

A. Holders of Old SAIC common stock who are individual U.S. residents and satisfy a holding period requirement with respect to their Old SAIC common stock generally will be subject to federal income taxation at a maximum rate of 15% on the special dividend. To satisfy the holding period requirement, you must hold your Old SAIC common stock for a period of at least 61 days of the 121-day period beginning 60 days before the record date of the special dividend. Dividends paid on Old SAIC common stock held in the SAIC 401(k) plan and the ESRP are treated as nontaxable investment income of a qualified retirement plan and accordingly are generally taxable when distributed by the plan as ordinary income to the recipient and are not eligible for the dividend tax treatment.

Q149. Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts?

A. Yes. The special dividend payable on vested, directly-held stock will be taxable at the maximum rate of 15%. However, unless the participant has filed an election under Section 83(b) of the Internal Revenue Code, dividends payable on unvested stock (including stock held in the non-qualified stock deferral, or “rabbi trust” plans) will be taxable at higher ordinary income rates.

Q150. Can I make a “section 83(b) election” now to minimize taxes on dividends paid on unvested stock?

A. No. IRS rules require that the section 83(b) election must have been filed with the IRS within 30 days after the award date. This form must have been received by the SAIC Tax Department within 25 days of the award date in order to meet the IRS’s 30-day deadline. Therefore, if you had not previously made a section 83(b) election at the time the shares were awarded, you will not be able to do so now.

Q151. Will the proposed IPO impact how gains upon exercise of stock options are taxed?

A. No. The proposed IPO will not impact how gains on exercise of stock options are calculated or taxed. For tax purposes, the difference between the exercise price and the value at the time of exercise (otherwise known as the stock option “discount”) is reported as compensation income and will be included in your year-to-date gross wages in a subsequent paycheck. Regardless of how the stock option is exercised (cash or stock-for-stock), withholdings for FICA, federal, state and local taxes are due on the discount at the time of exercise. These withholding amounts will be added to your year-to-date withholdings at the same time the compensation adjustment is made to your total earnings. The gain and the withholding amounts will be included in the wages and withholding figures reported on your W-2 for the calendar year.

SAIC Stock Funds

Q152. What are the SAIC stock funds?

A. There are three separate SAIC stock funds available through the Employee Stock Retirement Plan (ESRP), the SAIC 401(k) plan and the AMSEC 401(k) plan:

•	the SAIC Stock Purchase Fund

•	the SAIC Exchangeable Stock Fund, and

•	the SAIC Non-Exchangeable Stock Fund

These three funds are designed to facilitate fund investments and transfers. The SAIC Stock Purchase Fund is simply a holding fund where any of your 401(k) contributions, company contributions and rollovers are deposited before investment in one of the other SAIC stock funds. This fund is invested entirely in Vanguard Prime Money Market Fund until these amounts, with interest thereon, are reinvested in other SAIC stock funds. Employee-directed contributions and rollovers are accumulated in the SAIC Stock Purchase Fund and are invested in the SAIC Exchangeable Stock Fund on a periodic basis. All ESRP contributions and one half of the company matching contributions in the 401(k) plans accumulated in the SAIC Stock Purchase Fund are invested in the SAIC Non-Exchangeable Stock Fund on a periodic basis.

Q153. What is the difference between units in the SAIC stock funds and shares of SAIC stock?

A. Each of the SAIC stock funds in the retirement plans is invested in a manner similar to a mutual fund, where the mutual fund invests almost all of its money in stock but retains a small amount in a money market fund for liquidity between plan purchase and sale transactions. The result is that a participant doesn’t own SAIC stock directly in his or her retirement plan accounts but, rather, holds units in an SAIC stock fund, which, in turn, invests in SAIC stock. The investment return on SAIC stock, in turn, generally is experienced by each of the SAIC stock funds, with a slight difference due to the amount of cash each fund holds in its money market fund.

Q154. How do I determine the number of shares I hold through my accounts in the SAIC retirement plans?

A. You can calculate an approximate number of shares by summing the total dollar values of your units in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund (but not the SAIC Stock Purchase Fund) in your retirement plan accounts and dividing by the current SAIC stock price.

Q155. Can I vote the shares held in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund, or does the trustee vote the shares?

A. The trustees of the retirement plans will vote the shares held in the SAIC Exchangeable Stock Fund and the SAIC Non- Exchangeable Stock Fund. However, the trustees will vote these shares based on voting instructions from participants of the plans. As a result, you effectively control the vote of your shares held in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund.

Q156. After the merger and the IPO, will the stock held in the ESRP, the SAIC 401(k) plan and the AMSEC 401(k) plan be subject to transfer restrictions? If so, how will SAIC facilitate exchanges and diversification transactions? Updated 15 Nov 2005

A. Any new class A preferred stock will be subject to transfer restrictions. However; at least until the transfer restriction periods expire, we intend to conduct private purchase and sale transactions between the company and our retirement plans to facilitate diversification transactions and exchanges permitted by our qualified retirement plans. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades. (Please see Questions 88, 95 and 100 of the Supplemental Q&A.)

Q157. Will SAIC reconsider allowing ESRP and 401(k) plan participants to exchange out of the Non-Exchangeable Company Stock Fund?

A. As stated in Questions 89, 96 and 101 of the Supplemental Q&A, the SAIC Retirement Plans Committee is responsible for reviewing the exchangeability policies applicable to company stock in our qualified retirement plans. This committee is evaluating best practices of companies that maintain retirement plans with significant investments in employer securities and will recommend changes to our exchangeability policies, if any, after the merger and the IPO.

Q158. What are the scheduled dates for private transactions between SAIC and our retirement plans during 2006? Updated 15 Nov 2005

A. If the merger and the IPO proceed as planned, we do not expect to conduct any more limited market trades after the October 2005 limited market trade; however, we intend to conduct private purchase and sale transactions between the company and our retirement plans. We anticipate these private purchase and sale transactions in 2006 to occur in April, June, September and December. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades. The next two scheduled dates for private transactions between SAIC and our retirement plans are as follows together with corresponding deadlines:

Transaction Date	Deadline for exchanges submitted to Vanguard	Deadline for distributions submitted to Vanguard	Deadline for submitting rollovers to company stock
December 16, 2005	December 13, 2005	November 30, 2005	December 9, 2005
April 7, 2006	April 4, 2006	March 15, 2006	March 31, 2006

Q159. What are the rules regarding how much I can accumulate in the SAIC stock funds within the SAIC 401(k) plan?

A. If you have less than $50,000 combined within all SAIC stock funds in the SAIC 401(k) plan, you may direct up to 100% of your employee deferral to the SAIC Exchangeable Stock Fund. If you have more than $50,000 in the SAIC stock funds within the SAIC 401(k) plan, you may direct up to 50% of your employee deferral to the SAIC Exchangeable Stock Fund. The company matching contribution is split, with 50% going into the SAIC Non-Exchangeable Stock Fund and 50% allocated in the same manner as your employee salary deferrals.

Q160. What are the rules regarding how much I can accumulate in the SAIC stock funds within the AMSEC 401(k) plan?

A. If you are an AMSEC employee with less than $50,000 combined in all SAIC stock funds within the AMSEC 401(k) plan, you may direct up to 100% of your employee deferral to the SAIC Exchangeable Stock Fund. If you have more than $50,000 in the SAIC stock funds within the AMSEC 401(k) plan, you may direct up to 50% of your employee deferral to the SAIC Exchangeable Stock Fund. The company matching contribution is split, with 50% going into the SAIC Non-Exchangeable Stock Fund and 50% allocated in the same manner as your employee salary deferrals.

Q161. What are the rules regarding how much I can contribute to the SAIC stock funds when rolling funds over from another qualified retirement plan into the SAIC 401(k) plan?

A. You may roll over money from a former employer’s 401(k) plan or other qualified plan, 403(b) plan, or eligible 457(b) plan into the SAIC 401(k) plan at any time. You may designate that up to 50% of the rollover amount be invested in the SAIC Exchangeable Stock Fund.

Q162. What are the rules regarding how much I can contribute to the SAIC stock funds when rolling funds over from another qualified retirement plan into the AMSEC 401(k) plan?

A. If you are an AMSEC employee, you may roll over money from a former employer’s 401(k) plan or other qualified plan, 403 (b) plan, or eligible 457(b) plan into the AMSEC 401(k) plan at any time. You may designate that up to 50% of the rollover amount be invested in the SAIC Exchangeable Stock Fund.

Q163. When is the last day before the merger and the IPO to roll over money into the SAIC Exchangeable Stock Fund within the retirement plans?

A. The last day to roll over investments into the SAIC Exchangeable Stock Fund will be in December, but the exact date for the December private transactions between the company and the retirement plans holding SAIC stock funds has not yet been determined.

Stock Programs and Awards

Q164. Is there an early deadline this year for transfers to family members and trusts for estate planning purposes?

A. Yes. If the merger and the IPO proceed as planned, November 30, 2005 will be the last day before the IPO to submit a request to transfer Old SAIC common stock to your immediate family members or to your estate planning trust for estate planning purposes. Requests submitted after November 30, 2005, will be returned to you unprocessed, with instruction for you to resubmit your request directly to our new transfer agent after the IPO.

Q165. How often will participants be able to buy stock through the proposed 2006 ESPP? Updated 15 Nov 2005

A. If approved by our stockholders at the special meeting of stockholders, we anticipate that the 2006 ESPP will accumulate funds from participant payroll deductions during four quarterly “offering periods,” and purchase new class A preferred stock or new common stock (as determined by the compensation committee of the board of directors) on the last day of each such offering period. Each offering period will last for three months, beginning on or about April 1, July 1, October 1 and January 1 of each year, except for the first offering period, which is expected to begin on March 1, 2006 and end June 30, 2006. For additional information, please refer to New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q166. Will SAIC provide an adjusted stock history report to help me track the tax basis in my shares?

A. We may be unable to provide you with adjusted stock history reports after the IPO because we will no longer serve as our own stock transfer agent and will be unable to track all your stock purchase and sale activity. You must be responsible for maintaining your own records regarding the tax basis of your shares.

Q167. What do I need to do to sell my shares through a broker after the merger and the IPO?

A. You do not need to transfer your shares to a broker as a result of the merger or the IPO, although you will need to engage the services of a broker to sell your shares in the public market after the IPO. Our transfer agent will maintain an account for your shares of new class A preferred stock. You will be able to access your account online in order to confirm details about your shares of new class A preferred stock. When you want to sell your shares in the public market, you will place the order with your broker who will coordinate with our transfer agent. Your broker should maintain records for your account indicating shares that you have sold in the public market.

Q168. Will SAIC establish arrangements with any particular brokerage firms?

A. Selection of a broker is a personal decision, and we cannot recommend any brokerage firm or advise you with respect to the quality of any particular firm or its brokerage services.

Q169. If we do not complete the merger and the IPO, will we establish additional limited market trades? If so, when?

A. If the merger and IPO do not proceed as planned early next year, we will consider administering additional limited market trades. We will notify employees and stockholders if we decide to conduct any additional limited market trades.

Q170. Will stock options be transferable after the merger and the IPO?

A. No. We award stock options to provide performance incentives and to recognize individual contributions to the company. For this reason, stock options currently are not transferable and we expect that they will not be transferable after the merger and the IPO.

Q171. If I withdraw from the 2004 ESPP, will I be able to re-enroll in the proposed 2006 ESPP?

A. Yes. Limitations on re-enrollment after withdrawing from the 2004 ESPP do not carry over from one plan to the next. However, the 2006 ESPP sets forth customary re-enrollment limitations as described in the draft 2006 Employee Stock Purchase Plan attached as Annex D to New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q172. After the merger and the IPO, will stock awards granted to employees be for new common stock with one vote per share or new class A preferred stock with 10 votes per share?

A. If our stockholders approve the 2006 Equity Incentive Plan at our special meeting of stockholders and we complete the merger and the IPO, we expect to issue stock awards for new class A preferred stock under that plan.

Q173. After the merger and the IPO, will options granted to employees be options to purchase new common stock with one vote per share or options to purchase new class A preferred stock with 10 votes per share? Updated 15 Nov 2005

A. If our stockholders approve the 2006 Equity Incentive Plan at our special meeting of stockholders and we complete the merger and the IPO, we expect to issue stock options to purchase new common stock under that plan. Under proposed IRS regulations, granting options to purchase new class A preferred stock would have an adverse tax impact on the option holder. (Please see Question 179 of the Supplemental Q&A.)

Employee Ownership and Voting Control

Q174. As our existing stockholders sell their shares in the public market following the merger and the IPO, won’t employee ownership of New SAIC decrease? Updated 15 Nov 2005

A. Yes. As our existing stockholders sell their shares following the merger and the IPO, we expect that the percentage of employee ownership of New SAIC will decrease. However, the two class stock structure of New SAIC will allow our existing stockholders to maintain substantial voting control over New SAIC following the merger and the IPO. In the merger, our existing stockholders will receive shares of new class A preferred stock, with 10 votes per share. In contrast, purchasers of stock in the IPO will receive shares of new common stock, with one vote per share. In addition, when our existing stockholders sell or otherwise transfer their new class A preferred stock following the merger and the IPO to anyone other than permitted transferees, the purchaser or transferee will receive new common stock, with one vote per share. We also intend to issue additional shares of new class A preferred stock to our employees after the merger and the IPO under certain employee benefit plans. As a result of the greater voting power of the new class A preferred stock over the new common stock, our existing stockholders will maintain substantial voting control over New SAIC, even as they sell their shares following the merger and the IPO. For example, if 50% of our outstanding shares are eventually held by new public investors and the other 50% by our current stockholders (and assuming our qualified retirement plans hold class A preferred stock after the merger), the new public investors will hold new common stock representing approximately 9% of all voting rights, while our current stockholders will retain new class A preferred stock representing approximately 91% of all voting rights. Similarly, if 90% of our outstanding shares are eventually held by new public investors and the remaining 10% by our current stockholders (and assuming our qualified retirement plans hold class A preferred stock after the merger), the new public investors will hold new common stock representing approximately 47.5% of all voting rights, while our existing stockholders will retain new class A preferred stock representing approximately 52.5% of all voting rights.

Q175. Will the Certified Employee Owner (C.E.O.) program continue after the IPO?

A. We expect to continue the Certified Employee Owner (C.E.O.) program for new employees during the first year of their employment, although we anticipate some changes to the content of the C.E.O. program as a result of the merger and the IPO. We believe that this program can continue to help build employee understanding, alignment and integration with our culture, values and business.

Other Questions

Q176. Do the “quiet period” restrictions prevent me from discussing the proposed merger and IPO with my financial advisor?

A. No. The quiet period places legal restrictions on the communications that we can make to prospective investors. During the quiet period, any discussion by us of the IPO and related matters is limited to information contained in documents that we have filed with the SEC. The SEC also regulates the communications we make to our stockholders regarding the merger and the other proposals to be considered at our special meeting of stockholders. You are free to discuss any information that is contained within our public filings with your advisors as you deem necessary. Nonetheless, you should not discuss with anyone information that we have not publicly disclosed regarding our proposed merger and IPO.

Additional Supplemental Q&A Added 14 Oct 2005

Q177. Why did the Company file Amendments to the Form S-1 and Form S-4 Registration Statements?

A. Amendment No. 1 to Registration Statements on Form S-1 and S-4 were filed with the SEC on October 14th. The company has made changes to the Registration Statements in connection with the customary review by the SEC. The SEC review is continuing as was expected, and additional changes are anticipated to be made in response to further SEC review before the SEC review process is completed.

Q178. In the Amendment to the S-4 filed with the SEC on October 14, 2005, the company says that the special dividend will be declared and paid by Old SAIC on shares of Old SAIC common stock. The S-4 filed with the SEC on September 1, 2005 stated the special dividend would be declared and paid by New SAIC on new class A preferred stock. How will this change impact holders of class A common stock and class B common stock?

A. This modification will not change the amount of the special dividend or the anticipated timing of the dividend payment. If the anticipated schedule for completion of the reorganization merger and IPO is met, the dividend record date will be set for December 2005 or January 2006 and the dividend will be paid in February 2006. The special dividend continues to be contingent on completion of the reorganization merger and the IPO. Thus, this change will not affect our current stockholders’ rights to receive the special dividend, nor should it impact the size, timing or conditions upon which the special dividend will be paid.

Additional Supplemental Q&A Added 15 Nov 2005

Q179. Why will options granted under the 2006 Equity Incentive Plan be for the purchase of new common stock rather than for new class A preferred stock?

A. The IRS recently issued proposed tax regulations which would impose adverse tax consequences on option holders if, after we are a public company, we grant options to purchase any class of stock other than the company’s publicly traded stock. Under the proposed regulations, the holders of options to purchase new class A preferred stock would be taxed on the in-the-money value of those options at the time they vest, rather than upon exercise of the option, and would be subject to a 20% excise tax. To avoid those adverse tax consequences, we intend to grant options under the 2006 Equity Incentive Plan for publicly traded stock (i.e., the new common stock).

Q180. Will these proposed IRS tax regulations impact options that have already been granted?

A. No. The proposed IRS tax regulations will only impact options granted after we are a public company and will not impact existing options granted under the 1999 Stock Incentive Plan for the purchase of shares of Old SAIC class A common stock, which after the merger will be converted into options to purchase new class A preferred stock.

Q181. Is it possible that changes will be made to these proposed IRS tax regulations prior to their becoming final?

A. Yes. The proposed IRS regulations are scheduled to become final in January 2007. It is possible that the regulations might be revised to change the provision that results in this adverse tax impact to option holders. If the final regulations allow us to grant options to purchase new class A preferred stock without the adverse tax impact to option holders, we intend to reassess this policy and thereafter may grant options after that time for new class A preferred stock.

Q182. Where can I find information regarding the special rules that apply to in-kind distributions from the Employee Stock Retirement Plan?

A. In-kind distributions of SAIC stock from the ESRP are available only to participants who are either (i) age 59 ½ or older and no longer employed by SAIC or (ii) age 62 or older and employed by SAIC. You can read more about in-kind distributions by reviewing the information available on SAIC Retirement Plans site on ISSAIC. You can also obtain this information by logging onto your ESRP account at www.vanguard.com (go to your Plan Summary tab and review the questions listed under the “For Your Information” section of the page). You can also speak with a Vanguard representative at (800) 523-1188.

Q183. If I want to take an in-kind distribution from the ESRP before December 31, 2005 or before the dividend record date and IPO, when do I need to submit my request?

A. The process to complete an in-kind distribution from the ESRP generally takes two to three weeks between the time you submit your paperwork and the time the shares are issued in your name. If you want your in-kind distribution to be completed before December 31, 2005, or before the dividend record date and the IPO, you will need to submit your completed in-kind distribution request form to SAIC Retirement Programs by no later than 5:00 pm (Pacific time) on December 16, 2005. Requests for in-kind distributions received after December 16, 2005 will be held and not processed until the trade scheduled for April 7, 2006 between the retirement plans and the company.

Q184. When will I find out if I need to transfer my shares to a new broker and how I will interact with the new plan administrator for transactions such as option exercises?

A. SAIC and our new plan administrator currently are developing new processes and procedures for administration of SAIC’s stock programs. We will explain the changes to SAIC’s stock programs in detail as soon as possible. As a result of this effort, we expect that the new stock plan administrator will be able to facilitate all SAIC stock transactions such as option exercises and stock sales directly so that our current stockholders will not need to open accounts with a new broker.

Additional Supplemental Q&A Added 21 Nov 2005

Special Stockholders Meeting and related matters

Q185. When and where will the special stockholders meeting be held?

A. The special meeting of stockholders will be held at the SAIC Conference Center, 1710 SAIC Drive, McLean, Virginia, on December 16, 2005, at 1:00 p.m.

Q186. If I’m not in McLean, can I still watch the meeting live?

A. For the convenience of our stockholders, the meeting will be videocast to Conference Room 2040 in Building D of our offices at 10260 Campus Point Drive, San Diego, CA and to other locations, including Huntsville, AL, Oakridge, TN, Norfolk/Tidewater, VA, Orlando, FL and Columbia, MD. In addition, the meeting will be webcast live on our website (www.saic.com) and on our internal website, ISSAIC.

Q187. What is the purpose of the special stockholders meeting?

A. At the special meeting, stockholders will vote on the proposals described in the proxy statement. The first is a proposed merger, the purpose of which is to facilitate our becoming a publicly traded company. In the merger, Old SAIC will become a wholly-owned subsidiary of a newly-formed parent company, SAIC, Inc., or New SAIC. Holders of Old SAIC stock will be entitled to receive two shares of class A preferred stock of New SAIC for every share of class A common stock and 40 shares of class A preferred stock for every share of class B common stock. In addition, stockholders are being asked to approve and adopt our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan. We expect these plans to enhance our ability to attract and retain employees, who are key to our continued success. The 2006 Employee Stock Purchase Plan will allow eligible employees to purchase shares of our new class A preferred stock or new common stock through payroll deductions. These plans will go into effect only if approved by our stockholders and the merger is consummated.

Q188. Who is entitled to vote at the special meeting?

A. Stockholders of record of class A common stock and class B common stock as of the close of business on November 4, 2005 are entitled to notice of, and to vote at, the special meeting.

Q189. Who can attend the special meeting?

A. Any stockholder can attend the special meeting.

Q190. How does the board recommend that I vote?

A. Our board of directors unanimously recommends that you vote FOR each of the proposals described in the proxy statement/prospectus.

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Q191. How do I vote my proxy?

A. To ensure that your vote is recorded promptly, please submit your proxy as soon as possible and no later than 11:59 p.m. Eastern Time on December 14, 2005, even if you plan to attend the special meeting in person. Most stockholders have three options for submitting their proxy: (1) through the Internet by following the instructions at www.proxyvote.com, (2) over the telephone by calling 1-800-690-6903 and following the instructions or (3) through the mail by signing and returning the paper proxy and voting instruction card in the postage-paid envelope enclosed with your proxy statement. If you have Internet access, we encourage you to record your proxy vote on the Internet. It is convenient, and it saves us significant postage and processing costs. Regardless of the method used to submit your proxy, your shares will be voted at the special meeting as you direct. If you sign and return your proxy card (or submit a proxy via the Internet or by telephone) without providing voting directions, your shares will be voted in favor of each of the proposals. The persons appointed as proxies to vote at the special meeting may vote or act in accordance with their judgment on any other matters properly presented for action at the special meeting and at any adjournments, postponements or continuations of the meeting. You may also attend the special meeting at the SAIC Conference Center in McLean, Virginia and vote in person.

Q192. Can I revoke my proxy and change my vote?

A. You may revoke or change your proxy at any time until 11:59 p.m. Eastern Time on December 14, 2005 by submitting another proxy with a later date, or by sending a written notice of revocation to SAIC’s Corporate Secretary at our principal executive offices. If you attend the special meeting and vote by ballot, any proxy that you submitted previously to vote the same shares will be revoked automatically and only your vote at the special meeting will be counted. You must attend the special meeting at the SAIC Conference Center in McLean, Virginia in order to be entitled to vote in person.

Q193. How are the shares held by the SAIC Retirement Plans voted?

A. Each participant in the Employee Stock Retirement Plan and the SAIC 401(k) Profit Sharing Plan, the Telcordia 401(k) Plan and the AMSEC 401(k) Profit Sharing Plan has the right to instruct Vanguard Fiduciary Trust Company, as trustee, on a confidential basis how to vote his or her proportionate interests in all allocated shares of common stock held in the plans. The trustee will vote your shares as indicated by you on your proxy card. With respect to each proposal, the trustee will vote all allocated shares held in the plans for which no voting instructions are received and all shares held in the plans which have not yet been allocated to the accounts of participants, on a plan-by-plan basis, in the same proportion as the allocated shares for which voting instructions have been received are voted.

Q194. How are the shares held by the SAIC Stock Deferral Plans voted?

A. Under the terms of SAIC’s Stock Compensation Plan, Management Stock Compensation Plan and Key Executive Stock Deferral Plan, Wachovia Bank, N.A., as trustee, has the power to vote the shares of class A common stock held on behalf of participants of the plans. With respect to each proposal, Wachovia will vote all such shares of class A common stock in the same proportion that the other stockholders of SAIC vote their shares of common stock.

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Q195. What votes are required to approve the proposals?

A. The votes required to approve the proposals differ. A majority in voting power of all issued and outstanding shares of Old SAIC common stock entitled to vote is required for adoption of the merger agreement. A majority in voting power of the issued and outstanding shares of Old SAIC common stock present in person or by proxy at the special meeting and entitled to vote thereon is required for approval of the adoption of the 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan.

Q196. What makes up a quorum that is necessary to conduct business at the special meeting? How are abstentions counted?

A. The presence at the meeting, either in person or by proxy, of the holders of a majority of the total voting power of the shares of Old SAIC common stock outstanding on the record date is necessary to constitute a quorum and to conduct business at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present for the transaction of business, but will not be counted for approval of a proposal. As a result, abstentions will have the effect of a vote against a proposal.

Q197. Is my vote confidential?

A. The manner in which record holders vote their shares will be maintained in confidence, and we will not have access to individual voting directions of plan participants.

Q198. Who will count the votes?

A. All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes and abstentions.

Q199. If the merger is approved, when will it be effective?

A. We will cause the merger to become effective only if approved by the stockholders and certain conditions specified in the merger agreement are satisfied or waived, including that the board or the executive committee of Old SAIC has determined that the initial public offering will be successfully completed promptly after the completion of the merger. The IPO is conditioned on completion of the merger. If approved, we will effect the merger shortly before the closing of the IPO. At that time, we will file a certificate of merger with the Secretary of State of the State of Delaware. We currently expect that this will occur in early calendar year 2006.

Q200. If the 2006 Equity Incentive Plan is approved, when would it go into effect?

A. If approved by stockholders, the 2006 Equity Incentive Plan will become effective on the effective date of the merger.

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Q201. If the 2006 ESPP is approved, when would it go into effect? How would this impact the 2004 ESPP?

A. The 2006 ESPP will become effective on March 1, 2006, subject to stockholder approval and the closing of the merger. If the 2006 ESPP is approved by the stockholders and the merger is consummated, Old SAIC will cease issuing shares under the 2004 ESPP. The next scheduled purchase date for shares under the 2004 ESPP is December 16, 2005. Any funds allocated to your account at that time will be used to purchase class A common stock of Old SAIC. After the scheduled December 16, 2005 purchase is completed, salary deductions will continue as usual. Assuming the merger and IPO occur as scheduled, and the 2006 ESPP is approved by the stockholders, all contributions accumulated under the 2004 ESPP prior to the IPO, plus any additional contributions accumulated under the 2006 ESPP after the IPO will be applied to the purchase of shares of New SAIC.

Q202. What are some of the significant changes to the proposed merger, IPO and related transactions since SAIC, Inc. and Science Applications International Corporation made their initial filings with the Securities and Exchange Commission (SEC) on September 1, 2005?

A. A summary of some of the significant changes related to the merger, IPO and related transactions since September 1, 2005 appears below:

Significant Matter or Issue	September 1, 2005 Filings	Post September 1, 2005 Filings	Comment
Payment of the special dividend	Special dividend payable on shares of class A preferred stock of New SAIC issued in the merger	Special dividend payable on shares of common stock of Old SAIC outstanding as of the dividend record date	No practical difference to SAIC stockholders

Disposition of proceeds from special dividend paid on stock held in SAIC’s qualified retirement plans (the ESRP and 401(k) plan) (the “QRPs”)	If SAIC obtains favorable IRS guidance on the proposed tax treatment of special dividend paid on stock held by QRPs, QRP participant would elect either cash distribution or reinvestment of dividend proceeds in SAIC stock	If SAIC obtains favorable IRS guidance on the proposed tax treatment of special dividend paid on stock held by QRPs, QRP participant will receive cash distribution of dividend proceeds	Cash dividend proceeds will be subject to tax at ordinary income tax rates

Disposition of proceeds from special dividend paid on stock held in SAIC’s non-qualified stock plans (KESDP, MSCP, SCP)	Unclear whether KESDP, MSCP and SCP participants would receive cash distribution of dividend proceeds or equivalent value credited to accounts	Dividend proceeds will be distributed to KESDP, MSCP and SCP participants in cash	Dividend proceeds will be subject to tax at ordinary income tax rates

Purchase price for shares of stock acquired under 2006 ESPP	Purchase price for shares of stock acquired under 2006 ESPP will be between 85% and 100% of the public price for new common stock	Purchase price for shares of stock acquired under 2006 ESPP initially will be 85% of the public price for new common stock	2006 ESPP initially will maintain same 15% discount as 2004 ESPP

Valuation of new class A preferred stock for purposes of exercising options, vesting of stock awards and transactions with SAIC’s retirement plans	Unclear whether a slight premium or discount to the public market price of the new common stock would apply to the new class A preferred stock	New class A preferred stock value will equal the market price of the new common stock

Post-IPO contributions to SAIC’s QRPs	SAIC anticipated post-IPO contributions to its QRPs to be new class A preferred stock	SAIC now anticipates post-IPO contributions to its QRPs to be new common stock

Distributions to plan participants from QRPs	SAIC anticipated QRPs would distribute to plan participants new class A preferred stock	SAIC now anticipates QRPs will distribute to participants shares of new common stock

Options to purchase stock of New SAIC issued under 2006 Equity Incentive Plan	SAIC anticipated issuing options to purchase new class A preferred stock to eligible employees	SAIC now anticipates issuing options to purchase new common stock to eligible employees	Proposed IRS tax regulations may impose adverse tax consequences on recipients of options to purchase preferred stock - See Q179 of Supplemental Q&A

Schedule for private transactions between SAIC and its QRPs	TBD	SAIC established schedules and relevant deadlines for December 2005 and April 2006 private plan transactions	See Q158 of the Supplemental Q&A

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Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

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